     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 2002

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          ONE LIBERTY PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)

                       MARYLAND                                              13-3147497
           (State or other jurisdiction of                      (I.R.S. Employer Identification No.)
            Incorporation or Organization)

                             ---------------------

                              60 CUTTER MILL ROAD
                           GREAT NECK, NEW YORK 11021
                                 (516) 466-3100
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                              MARK H. LUNDY, ESQ.
                          VICE PRESIDENT AND SECRETARY
                          ONE LIBERTY PROPERTIES, INC.
                              60 CUTTER MILL ROAD
                           GREAT NECK, NEW YORK 11021
                                 (516) 466-3100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

               JEFFREY A. BAUMEL, ESQ.                                 HOWARD B. ADLER, ESQ.
               MCCARTER & ENGLISH, LLP                              GIBSON, DUNN & CRUTCHER LLP
                   300 PARK AVENUE                                 1050 CONNECTICUT AVENUE, N.W.
            NEW YORK, NEW YORK 10022-7402                           WASHINGTON, D.C. 20036-5306
                    (212) 609-6800                                         (202) 955-8500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
      TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO BE        OFFERING PRICE         AGGREGATE           REGISTRATION
              TO BE REGISTERED                   REGISTERED(1)         PER SHARE(2)      OFFERING PRICE(2)           FEE
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $1.00 per share......      2,875,000              $16.51            $47,466,250             $4,367
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares of common stock which may be purchased by the underwriters solely to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales prices of the common stock on the American Stock Exchange on April 22, 2002.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 24, 2002

                                2,500,000 SHARES

                                     [LOGO]

                          ONE LIBERTY PROPERTIES, INC.

                                  COMMON STOCK

     We are selling 2,500,000 shares of our common stock. Our common stock is traded on the American Stock Exchange under the symbol "OLP." On April 22, 2002, the closing sale price of our common stock was $16.51 per share.

     Of the 2,500,000 shares of our common stock offered hereby, 125,000 shares are being offered to Gould Investors L.P., an affiliate of ours, at the initial offering price, net of any underwriting discounts or commissions and subject to certain resale restrictions. For additional information, please see the "Underwriting" section of this prospectus.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                                              PRICE     TOTAL(1)
                                                              ------   ----------
Public offering price.......................................  $        $
Underwriters' discounts and commissions(2)..................  $        $
Proceeds, before expenses, to us............................  $        $

---------------

(1) Reflects the sale of up to 125,000 shares to Gould Investors L.P., net of any underwriters' discounts and commissions. If none of these shares are purchased by Gould Investors L.P. and they are instead sold to the public,
    the total public offering price would be $     and the total underwriters'
    discounts and commissions would be $     .

(2) Please see "Underwriting" for a discussion of underwriters' compensation.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 375,000 additional shares of our common stock from us within 30 days following the date of this prospectus to cover over-allotments.

     The underwriters expect the shares of our common stock offered by this
prospectus will be ready for delivery to purchasers on or about           ,
2002.

                  FRIEDMAN BILLINGS RAMSEYFFERRIS, BAKER WATTS
                                                            Incorporated

                The date of this prospectus is           , 2002.

     THE ARTWORK INCLUDES A MAP OF THE UNITED STATES WITH THE STATES IN WHICH WE OWN PROPERTY HIGHLIGHTED, SURROUNDED BY SELECTED PICTURES OF OUR PROPERTIES.

                               TABLE OF CONTENTS

Forward-Looking Statements..................................    i
Prospectus Summary..........................................    1
Risk Factors................................................    5
Our Company.................................................   13
Use of Proceeds.............................................   23
Market Price and Dividends on Our Common Stock..............   24
Capitalization..............................................   25
Selected Financial Data.....................................   26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   29
Our Management..............................................   36
Description of Securities...................................   39
Certain Federal Income Tax Considerations...................   43
Underwriting................................................   55
Experts.....................................................   56
Legal Matters...............................................   56
Where You Can Find More Information.........................   56
Incorporation of Certain Documents by Reference.............   57
Index to Financial Statements...............................  F-1

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. We intend such forward-looking statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may", "will", "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions or variations thereof. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, performance or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

     - general economic and business conditions;

     - general and local real estate conditions;

     - the financial condition of our tenants and the performance of their lease obligations;

     - changes in governmental laws and regulations relating to real estate and related investments;

     - the level and volatility of interest rates;

     - competition in our industry;

     - accessibility of debt and equity capital markets;

     - the availability of and costs associated with sources of liquidity; and

     - the other risks described under "Risk Factors" in this prospectus.

     Accordingly, there can be no assurance that our expectations will be realized.

                               PROSPECTUS SUMMARY

     This summary highlights information in this prospectus. The summary does not contain all of the information you should consider before investing in our common stock. We urge you to read this entire prospectus, including the financial statements and related notes, along with the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under the heading "Risk Factors" before you decide to purchase our common stock. All references to "we", "us", "our" and/or "our company" in this prospectus refer to One Liberty Properties, Inc. and our subsidiaries. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                  OUR COMPANY

OUR BUSINESS

     We are a self-administered and self-managed real estate investment trust ("REIT"). We acquire, own and manage a geographically diversified portfolio of retail, industrial, office, movie theater and other properties under long-term leases. Substantially all of our leases are "net leases", under which the tenant is responsible for real estate taxes, insurance and ordinary maintenance and repairs. As of April 19, 2002, we owned 33 properties and we participated in two joint ventures that each owned one property. Our properties are located in 13 states and have approximately 2.5 million square feet of rentable space (including all rentable space for properties in which we have a joint venture participation). Under the terms of our leases, our 2002 contractual rental income is equal to approximately $14.3 million. Our 2002 contractual rental income includes rental income that is payable to us during 2002, including our share of rental income payable to our joint ventures, and does not include rent that we would receive if two leases that expire during 2002 are renewed, or if our two vacant properties are rented. The occupancy rate of our property portfolio was 99.8% on April 19, 2002. The average remaining term of the leases in our portfolio is nine years.

OUR PROPERTIES

     We acquired our portfolio of properties by balancing fundamental real estate analysis with tenant credit evaluation. The main focus of our analysis is the intrinsic value of a property, determined primarily by its location, local demographics and potential for alternative use. We also evaluate a tenant's financial ability to meet operational needs and lease obligations. We believe that our emphasis on property value enables us to achieve attractive returns on our acquired properties and also enhances our ability to re-rent or dispose of a property on favorable terms upon the expiration or early termination of a lease.

     The properties in our portfolio typically have the following attributes:

     - Net leases. Substantially all of our leases are net leases in which rising operating costs are typically absorbed by the tenant. We believe that investments in net leased properties may offer more predictable returns than investments in properties that are not net leased;

     - Long-term leases. We generally acquire properties that are subject to long-term leases. Leases representing approximately 80.2% of our 2002 contractual rental income expire after 2007, and leases representing approximately 65.2% of our 2002 contractual rental income expire after 2010; and

     - Scheduled rent increases. Leases representing approximately 78.7% of our 2002 contractual rental income provide for scheduled rent increases, of which approximately 83.3% provide for periodic contractual rent increases and approximately 16.7% provide for rent increases based on the consumer price index.

OUR PORTFOLIO REVIEW

     We conduct periodic inspections of our properties and available tenant financial information. We believe that this procedure allows us to react effectively to potential problems in our portfolio.

OUR GROWTH STRATEGY

     Our growth strategy includes the following elements:

     - We intend to continue our internal growth by maintaining, renewing and entering into new long-term leases that contain provisions for contractual rent increases;

     - We intend to pursue external growth through a strategy of acquiring additional properties within the United States that are subject to long-term net leases and that satisfy our other investment criteria; and

     - As part of our external growth strategy, we actively seek to acquire properties in market or industry sectors that we identify, from time to time, as offering superior risk-adjusted returns. As an example, through our joint venture with a Deutsche Bank AG affiliate and MTC Investors LLC, we intend, in the near term, to continue to increase our investment in movie theater properties, concentrating on megaplex theaters with stadium-style seating. Within the last six months, our joint venture has purchased one megaplex movie theater and has entered into agreements, the completion of which are subject to the satisfaction or waiver of various conditions, for the purchase of three additional megaplex movie theaters. As a result of changing market conditions, we may, in the future, identify other sectors in which to invest, and we may curtail or limit our investments in megaplex theaters or other types of properties in which we currently invest.

     We believe that the attributes of the properties in our portfolio, our portfolio review and our growth strategy will enable us to achieve attractive current returns with potential growth through contractual rent increases and property appreciation.

GENERAL

     We were incorporated under the laws of Maryland on December 20, 1982. Our principal executive offices are located at 60 Cutter Mill Road, Great Neck, New York 11021, and our telephone number is (516) 466-3100. Our website can be visited at www.1Liberty.com. The information contained on our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

                                  THE OFFERING

Common stock offered..............     2,500,000 shares(1)

Common stock outstanding after the
offering..........................     5,584,561 shares(2)

Use of proceeds...................     We intend to use the proceeds of this
                                       offering to acquire additional
                                       properties, to repay outstanding
                                       indebtedness and for working capital and general corporate purposes. See "Use of Proceeds" on page 23.

American Stock Exchange trading
symbol............................     OLP
---------------

(1) Includes 125,000 shares of common stock to be offered to Gould Investors L.P. Does not include 375,000 shares of common stock reserved for issuance upon exercise of the underwriters' over-allotment option.

(2) 5,959,561 shares of common stock if the underwriters exercise their over-allotment option in full. Does not include 172,600 shares of common stock that may be issued upon the exercise of currently outstanding options granted under our stock option plans or 534,647 shares of common stock that are issuable upon the conversion of our convertible preferred stock.

                             SUMMARY FINANCIAL DATA

     The summary financial data are derived from our audited financial statements for the years presented. You should read this summary financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited financial statements and notes thereto that are included in this prospectus beginning on page F-1.

                                                           YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                 1997     1998      1999      2000      2001
                                                ------   -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Revenues......................................  $6,285   $10,133   $10,180   $12,669   $15,320
Income before gain on sale....................   2,385     5,286     4,753     4,142     4,754
Net gain on sale..............................     599     1,132       126     3,790       112
Net income....................................   2,984     6,418     4,879     7,932     4,866
Net income applicable to common
  stockholders................................   1,534     4,966     3,632     6,888     3,829
Weighted average number of common shares
  outstanding:
  Basic.......................................   1,523     2,297     2,960     2,993     3,019
  Diluted.....................................   1,529     2,298     2,963     3,528     3,036
Net income per common share:
  Basic.......................................  $ 1.01   $  2.16   $  1.23   $  2.30   $  1.27
  Diluted.....................................  $ 1.00   $  2.16   $  1.23   $  2.25   $  1.26
Cash distributions per share of:
  Common stock................................  $ 1.20   $  1.20   $  1.20   $  1.20   $  1.20
  Preferred stock.............................  $ 1.60   $  1.60   $  1.60   $  1.60   $  1.60

                                                              AT DECEMBER 31,
                                             -------------------------------------------------
                                              1997      1998      1999       2000       2001
                                             -------   -------   -------   --------   --------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA
Real estate investments, net...............  $48,317   $59,831   $70,770   $121,620   $118,564
Investment in unconsolidated joint
  venture(1)...............................       --        --        --         --      6,345
Cash and cash equivalents..................    1,606    19,089    11,247      2,069      2,285
Total assets...............................   57,648    82,678    85,949    128,219    132,939
Mortgages payable..........................   20,545    29,422    35,735     64,123     76,587
Line of credit.............................    4,605        --        --     10,000         --
Total liabilities..........................   26,337    30,960    36,147     74,843     78,591
Total stockholders' equity.................   18,204    38,495    49,802     53,376     54,348

---------------

(1) As of December 31, 2001, we had a 50% interest in a joint venture with an affiliate of the real estate equity group of Deutsche Bank AG for the general purpose of acquiring, owning and operating megaplex movie theater properties. In April 2002, we sold one-half of our 50% interest in this joint venture to MTC Investors LLC, an affiliate of an experienced shopping center and mall operator.

                                  RISK FACTORS

     An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus, as well as the other information set forth in this prospectus, including our consolidated financial statements and related notes. If any of the risks discussed in this prospectus actually occur, our business, financial condition, prospects and results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline significantly and you may lose all or a part of your investment.

RISKS RELATED TO OUR COMPANY

     THE FINANCIAL FAILURE OF OUR TENANTS WOULD BE LIKELY TO CAUSE SIGNIFICANT REDUCTIONS IN OUR REVENUES AND IN THE VALUE OF OUR PORTFOLIO.

     Substantially all of our revenues are derived from rental income generated by our 35 properties, and 79.8% of our properties, based on 2001 revenues, are leased to single tenants. Accordingly, the financial failure or other default of a tenant resulting in non-payment of rent or property-related expenses or the termination of a lease could cause a significant reduction in our revenues. Additionally, approximately 62.0% and 54.1% of our revenues for the years ended December 31, 2000 and December 31, 2001, respectively, were derived from tenants in the retail and theater sectors. Weakening of economic conditions in the retail or theater sector could result in the financial failure, or other default, of a significant number of our tenants. Two of our tenants have filed for protection under the federal bankruptcy laws (such tenants represent approximately 3.3% of our 2002 contractual rental income and have continued to pay their monthly rent) and it is possible that other tenants could file for protection or could face similar difficulties in the future. In the event of a default by a tenant, we may experience delays in enforcing our rights as landlord, loss of revenues and substantial costs in protecting our investment. We may also face liabilities arising from the tenant's actions or omissions that would reduce our revenues and the value of our portfolio. Also, if we are unable to re-rent any property when the existing lease terminates, for an extended period of time, we would receive no revenues from such property and could experience a decline in the value of the property.

     A SIGNIFICANT PORTION OF OUR REVENUES IS DERIVED FROM THREE TENANTS. THE DEFAULT, FINANCIAL DISTRESS OR FAILURE OF ANY OF THESE TENANTS COULD SIGNIFICANTLY REDUCE OUR REVENUES.

     L-3 Communications Corp., Barnes & Noble, Inc. (a tenant at three separate properties) and The ESAB Group, Inc. accounted for approximately 11.5%, 9.7% and 8.7%, respectively, of our revenues for the year ended December 31, 2001. The default, financial distress or bankruptcy of any of these tenants could cause interruptions in the receipt or loss of a significant amount of revenues and result in the vacancy of the property occupied by the defaulting tenant, which would significantly reduce our revenues until the property is re-rented, and could decrease the ultimate sale value of the property.

     THE INABILITY TO REPAY OUR INDEBTEDNESS COULD REDUCE CASH AVAILABLE FOR DISTRIBUTIONS AND CAUSE LOSSES.

     As of December 31, 2001, we had outstanding approximately $76.6 million in long-term mortgage indebtedness, all of which is non-recourse (subject to standard carve-outs). Our ratio of debt to total assets was approximately 57.6% as of December 31, 2001. In addition, we expect that our megaplex movie theater joint venture will borrow funds in the future and that such borrowings will be secured by mortgage indebtedness on its properties. The risks associated with our debt include the risk that our cash flow will be insufficient to meet required payments of principal and interest. Further, if a property or properties are mortgaged to collateralize payment of indebtedness and we are unable to make mortgage payments on the secured indebtedness, the lender could foreclose upon the property or properties resulting in a loss of revenues to us and a decline in the value of our portfolio. Even with respect to non-recourse indebtedness, the lender may have the right to recover deficiencies from us under certain circumstances that could result in a reduction in the amount of cash available to meet expenses and to make distributions and in a deterioration of our financial condition. In addition, our $15.0 million revolving credit facility expires on March 23, 2003. We cannot assure you that we will be able to renew this facility on favorable terms, or at all.

     IF WE ARE UNABLE TO REFINANCE OUR BORROWINGS AT FAVORABLE RATES OR OTHERWISE RAISE FUNDS, OUR NET INCOME MAY DECLINE OR WE MAY BE FORCED TO SELL PROPERTIES ON DISADVANTAGEOUS TERMS, WHICH WOULD RESULT IN THE LOSS OF REVENUES AND IN A DECLINE IN THE VALUE OF OUR PORTFOLIO.

     Because only a small portion of the principal of our mortgage indebtedness will be repaid prior to maturity and we do not plan to retain sufficient cash to repay such indebtedness at maturity, we will have to refinance debt or seek to raise funds through the financing of unencumbered properties, sale of properties or sale of additional equity. Between 2002 and 2006, we will have to refinance an aggregate of approximately $29.0 million of debt, of which approximately $1.3 million and $8.8 million will have to be refinanced in 2002 and 2003, respectively. We cannot assure you that we will be able to refinance this debt or arrange additional debt financing on unencumbered properties on terms as favorable as the terms of existing indebtedness, or at all. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates, our interest expense would increase, which would adversely affect our net income, financial condition and the amount of cash available to make distributions to stockholders. If we are not successful in refinancing our existing indebtedness or financing our unencumbered properties, selling properties on favorable terms or selling additional equity, our cash flow will not be sufficient to repay all maturing debt when payments become due, and we may be forced to dispose of properties on disadvantageous terms, which would result in the loss of revenues and in a decline in the value of our portfolio.

     INCREASED BORROWINGS COULD RESULT IN INCREASED RISK OF DEFAULT ON OUR REPAYMENT OBLIGATIONS AND INCREASED DEBT SERVICE REQUIREMENTS.

     Our governing instruments do not contain any limitation on the amount of indebtedness we may incur. Accordingly, increased leverage could result in increased risk of default on our payment obligations related to borrowings and in an increase in debt service requirements which would reduce our net income and the amount of cash available to meet expenses and to make distributions to holders of our common stock.

     WE MAY BE UNABLE TO ACQUIRE OR MAY BE DELAYED IN ACQUIRING ADDITIONAL PROPERTIES WITH THE PROCEEDS OF THE OFFERING.

     A significant element of our growth strategy is the enhancement of our portfolio through the acquisition of additional properties. Other than the three properties set forth under the caption "Use of Proceeds" in this prospectus, we currently have no additional properties under contract for acquisition and we may be unable to acquire or may be delayed in acquiring properties with the proceeds of the offering that will generate returns consistent with our historical returns on our other properties. Pending the use of the net proceeds to acquire properties, we intend to use the net proceeds to reduce outstanding mortgage indebtedness and to make investments in short-term income producing securities. Reducing outstanding indebtedness and making short-term investments generally will provide us with a lower rate of return than investing in income-producing real estate. As a result, our inability to acquire, or any delays in acquiring, appropriate properties may decrease our return on equity resulting in a reduction in the amount of cash available to meet expenses and to make distributions to holders of our common stock.

     IF WE ARE UNABLE TO RE-RENT PROPERTIES UPON THE EXPIRATION OF OUR LEASES, IT COULD ADVERSELY AFFECT OUR REVENUES AND ABILITY TO MAKE DISTRIBUTIONS AND COULD REDUCE THE VALUE OF OUR PORTFOLIO.

     Substantially all of our revenues are derived from rental income paid by tenants at our properties. We cannot predict whether current tenants will renew their leases upon the expiration of their terms. In particular, the term of the lease at one of our properties which generated approximately 5.6% of our revenues in 2001, and is expected to generate approximately 4.5% of our 2002 contractual rental income, will expire in October 2002 if the lease is not renewed. In addition, we cannot predict whether current tenants will attempt to terminate their leases, or whether defaults by tenants may result in termination of their leases, prior to the expiration of their current terms. If tenants terminate or fail to renew their leases, or if leases terminate due to defaults, we may not be able to locate qualified replacement tenants and, as a result, we would lose a source of revenues while remaining responsible for the payment of our mortgage obligations and the expenses related to the properties, including taxes. Even if tenants decide to renew their leases or we find replacement tenants, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms and could reduce the amount of cash available to meet expenses and to make distributions to holders of our common stock.

     UNINSURED AND UNDERINSURED LOSSES MAY AFFECT THE REVENUES GENERATED BY, THE VALUE OF, AND THE RETURN FROM, A PROPERTY AFFECTED BY A CASUALTY OR OTHER CLAIM.

     Substantially all of our tenants obtain, for our benefit, comprehensive insurance covering our properties in amounts that are intended to be sufficient to provide for the replacement of the improvements at each property. However, the amount of insurance coverage maintained for any property may not be sufficient to pay the full replacement cost of the improvements at the property following a casualty event. In addition, the rent loss coverage under the policy may not extend for the full period of time that a tenant may be entitled to a rent abatement as a result of, or that may be required to complete restoration following, a casualty event. In addition, there are certain types of losses, such as those arising from earthquakes, floods, hurricanes and terrorist attacks, that may be uninsurable or that may not be economically insurable. Changes in zoning, building codes and ordinances, environmental considerations and other factors also may make it impossible or impracticable for us to use insurance proceeds to replace damaged or destroyed improvements at a property. If restoration is not or cannot be completed to the extent, or within a period of time, specified in certain of our leases, the tenant may have the right to terminate the lease. If any of these or similar events occur, it may reduce our revenues, or the value of, or our return from, an affected property.

     OUR REVENUES AND THE VALUE OF OUR PORTFOLIO ARE AFFECTED BY A NUMBER OF FACTORS THAT AFFECT INVESTMENTS IN REAL ESTATE GENERALLY.

     We are subject to the general risks of investing in real estate. These include adverse changes in economic conditions and local conditions such as changing demographics, retailing trends and traffic patterns, declines in the rental rates we are able to obtain, changes in the supply and price of quality properties and the market supply and demand of competing properties, the impact of environmental laws, security concerns, prepayment penalties applicable under mortgage financing, changes in tax, zoning, building code, fire safety and other laws, the type of insurance coverages available in the market, and changes in the type, capacity and sophistication of building systems. Any of these conditions could have an adverse effect on our results of operations, liquidity and financial condition.

     OUR REVENUES AND THE VALUE OF OUR PORTFOLIO ARE AFFECTED BY A NUMBER OF FACTORS THAT AFFECT INVESTMENTS IN LEASED REAL ESTATE GENERALLY.

     We are subject to the general risks of investing in leased real estate. These include the non-performance of lease obligations by tenants, improvements that will be costly or difficult to remove should it become necessary to re-rent the leased space for other uses, covenants in certain retail leases that limit the types of tenants to which available space can be rented (which may limit demand or reduce the rents realized on re-renting), rights of termination of leases due to events of casualty or condemnation affecting the leased space or the property or due to interruption of the tenant's quiet enjoyment of the leased premises, and obligations of a landlord to restore the leased premises or the property following events of casualty or condemnation. Any of these conditions could have an adverse impact on our results of operations, liquidity and financial condition.

     OUR REAL ESTATE INVESTMENTS ARE RELATIVELY ILLIQUID AND THEIR VALUES MAY DECLINE.

     Real estate investments are relatively illiquid. Therefore, we will be limited in our ability to reconfigure our real estate portfolio in response to economic changes. We may encounter difficulty in disposing of properties when tenants vacate either at the expiration of the applicable lease or otherwise. If we decide to sell any of our properties, our ability to sell these properties and the prices we receive on their sale will be affected by the number of potential buyers, the number of competing properties on the market and other market conditions, as well as whether the property is leased and if it is leased, the terms of the lease. As a result, we may be unable to sell our properties for an extended period of time without incurring a loss, which would adversely affect our results of operations, liquidity and financial condition.

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     THE CONCENTRATION OF OUR PROPERTIES IN CERTAIN GEOGRAPHIC AREAS MAY MAKE
OUR REVENUES AND THE VALUE OF OUR PORTFOLIO VULNERABLE TO ADVERSE CHANGES IN LOCAL ECONOMIC CONDITIONS.

     We do not have specific limitations on the total percentage of our real estate properties that may be located in any one area. Consequently, properties that we own may be located in the same or a limited number of geographic regions. Approximately 57.3% of our revenues for the year ended December 31, 2001 were derived from properties located in New York and Texas. As a result, a decline in the economic conditions in these geographic regions, or in geographic regions where our properties may be concentrated in the future, may have an adverse effect on the rental and occupancy rates for, and the property values of, these properties, which could lead to a reduction in our revenues and in the value of these properties.

     OUR INABILITY TO CONTROL OUR MEGAPLEX THEATER JOINT VENTURE COULD RESULT IN DIVERSION OF TIME AND EFFORT BY OUR MANAGEMENT AND THE INABILITY TO ACHIEVE THE GOALS OF THE JOINT VENTURE AGREEMENT.

     Our megaplex theater joint venture investments may involve risks not otherwise present in investments made solely by us, including that our co-venturers may have different interests or goals than we do, or that our co-venturers may not be able or willing to take an action that is desired by us. Because neither we nor either of our co-venturers has full control over the joint venture, disagreements with or among our co-venturers could result in substantial diversion of time and effort by our management team and the inability to successfully acquire, operate, finance, lease or sell megaplex theaters as intended by our joint venture agreement. In addition, since there is no limitation under our organizational documents as to the amount of funds that may be invested in joint ventures, we may invest a significant amount of our funds into joint ventures which ultimately may not be profitable as a result of disagreements with or among our co-venturers.

     OUR MEGAPLEX THEATER JOINT VENTURE AGREEMENT CONTAINS CERTAIN PROVISIONS RELATED TO THE TRANSFER OF OUR INTEREST, DISPUTES BETWEEN VENTURERS AND FUTURE CAPITAL CONTRIBUTIONS THAT COULD LIMIT OUR ABILITY TO LIQUIDATE OUR INTEREST OR ADVERSELY AFFECT THE VALUE OF OUR INVESTMENT.

     The megaplex theater joint venture agreement provides that we cannot finance or transfer our interest in the venture without the consent of the other venturers. If we are unable to obtain the consent of our co-venturers to a proposed financing or transfer of our joint venture interest, we may be unable to dispose of such interest on favorable terms. The joint venture agreement also contains certain provisions governing disputes between the venturers that could obligate us to acquire the interest of other venturers on unfavorable terms or without adequate time to obtain satisfactory financing or force us to sell our interest on terms that may be disadvantageous. In addition, if we fail to contribute any additional capital that we are required to contribute to the joint venture in the future, our interest in the joint venture may be reduced disproportionately, or another venturer may elect to fund our portion of the capital contribution, which would result in that venturer acquiring a preferred rate of return and a right to receive interest on the amount of such contribution. The occurrence of any of these events would adversely affect the value of our investment in the joint venture.

     COMPETITION IN THE REAL ESTATE BUSINESS IS INTENSE AND COULD REDUCE OUR REVENUES AND HARM OUR BUSINESS.

     We compete for real estate investments with all types of investors, including domestic and foreign corporations and real estate companies, financial institutions, insurance companies, pension funds, investment funds, other REITs and individuals. Many of these competitors have significant advantages over us, including a larger, more diverse group of properties and greater financial and other resources. Our failure to compete successfully with these competitors could result in our inability to identify and acquire valuable properties and to achieve our growth objectives.

     COMPLIANCE WITH ENVIRONMENTAL REGULATIONS AND ASSOCIATED COSTS COULD ADVERSELY AFFECT OUR LIQUIDITY.

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at the property and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred in connection with contamination. The cost of investigation, remediation or removal of hazardous or toxic substances may be substantial, and the presence of such substances, or the failure to properly remediate a property, may adversely affect our ability to sell or rent the property or to borrow money using the property as collateral. In connection with our ownership, operation and management of real properties, we may be considered an owner or operator of the properties and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and liability for injuries to persons and property, not only with respect to properties we own now or may acquire, but also with respect to properties we have owned in the past.

     We cannot assure you that existing environmental studies with respect to any of our properties reveal all potential environmental liabilities, that any prior owner of a property did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist, or may not exist in the future, as to any one or more of our properties. If a material environmental condition does in fact exist, or exists in the future, it could have a material adverse impact upon our results of operations, liquidity and financial condition.

     OUR SENIOR MANAGEMENT AND OTHER KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS AND OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO RETAIN THEM.

     We depend on the services of Fredric H. Gould, chairman of our board of directors, Jeffrey Fishman, our president and chief executive officer, and other members of our senior management to carry out our business and investment strategies. Only two officers, Mr. Fishman and Lawrence G. Ricketts, Jr., our vice president, acquisitions, devote substantially all of their business time to our company. The remainder of our management personnel share their services on a part-time basis with entities affiliated with us and located in the same executive offices. In addition, Messrs. Fishman and Ricketts devote a limited amount of their business time to entities affiliated with us. As we expand, we will continue to need to attract and retain qualified senior management and other key personnel, both on a full-time, as well as on a part-time basis. The loss of the services of any of our senior management or other key personnel, or our inability to recruit and retain qualified personnel in the future, could impair our ability to carry out our business and investment strategies.

     OUR TRANSACTIONS WITH AFFILIATED ENTITIES INVOLVE CONFLICTS OF INTEREST.

     We have entered into a number of transactions with persons and entities affiliated with us and with certain of our officers and directors and we intend to enter into additional transactions with such persons in the future. For a description of our current transactions with affiliates, please see the information under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Transactions." These transactions raise conflicts of interest and the potential that we may not receive terms in these transactions as favorable as those that we would receive if the transactions were entered into with unaffiliated entities. In addition, we and our affiliated entities may have opportunities, from time to time, to make investments in the same properties. If our officers and directors fail to provide us with the opportunity to acquire a valuable property that meets our investment criteria, we could be deprived of a valuable investment property.

     WE ARE REQUIRED BY CERTAIN OF OUR NET LEASE AGREEMENTS TO PAY PROPERTY RELATED EXPENSES THAT ARE NOT THE OBLIGATIONS OF OUR TENANTS.

     Under the terms of substantially all of our net lease agreements, in addition to satisfying their rent obligations, our tenants are responsible for the payment of real estate taxes, insurance and ordinary maintenance and repairs. However, in the case of certain leases, we must pay some expenses, such as the costs of environmental liabilities, structural repairs, insurance and certain non-structural repairs and maintenance. If our properties incur significant expenses that must be paid by us under the terms of our lease agreements, our business, financial condition and results of operations will be adversely affected and the amount of cash available to meet expenses and to make distributions to holders of our common stock may be reduced.

     COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT COULD BE COSTLY.

     Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that our properties do not comply with the Americans with Disabilities Act could result in liability for both governmental fines and damages. If we are required to make unanticipated major modifications to any of our properties to comply with the

Americans with Disabilities Act, which are determined not to be the responsibility of our tenants, we could incur unanticipated expenses that could have an adverse impact upon our results of operations, liquidity and financial condition.

     WE MAY BE SUBJECT TO FURTHER RISKS IN THE EVENT WE ENGAGE IN THE DEVELOPMENT AND CONSTRUCTION OF BUILDINGS.

     We may engage in the development and construction of buildings for net lease on properties that we now own or that we may acquire in the future. Development and construction involve many risks in addition to those presented by our existing business. Development and construction also may require skills and experience we have not needed to have available to date, and the expense and time to develop or acquire these skills could have an adverse impact upon our results of operations, liquidity and financial condition.

RISKS RELATED TO THE REIT INDUSTRY

     FAILURE TO QUALIFY AS A REIT WOULD RESULT IN MATERIAL ADVERSE TAX CONSEQUENCES AND WOULD SIGNIFICANTLY REDUCE CASH AVAILABLE FOR DISTRIBUTIONS.

     We believe that, since our taxable year ended December 31, 1983, we have operated so as to qualify as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of technical and complex legal provisions for which there are limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

     If we fail to qualify as a REIT, we will be subject to federal, state and local income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates and would not be allowed a deduction in computing our taxable income for amounts distributed to stockholders. In addition, unless entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would reduce significantly our net income and the cash available for distributions to stockholders.

     WE ARE SUBJECT TO CERTAIN DISTRIBUTION REQUIREMENTS THAT MAY RESULT IN OUR HAVING TO BORROW FUNDS AT UNFAVORABLE RATES.

     To obtain the favorable tax treatment associated with being a REIT, we generally will be required, among other things, to distribute to our stockholders at least 90% of our ordinary taxable income (excluding capital gains) each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

     As a result of differences in timing between the receipt of income and the payment of expenses, and the inclusion of such income and the deduction of such expenses in arriving at taxable income, and the effect of nondeductible capital expenditures, the creation of reserves and the timing of required debt service (including amortization) payments, we may need to borrow funds on a short-term basis in order to make the distributions necessary to retain the tax benefits associated with qualifying as a REIT, even if we believe that then prevailing market conditions are not generally favorable for such borrowings. Such borrowings could reduce our net income and the cash available for distributions to holders of our common stock.

     COMPLIANCE WITH REIT REQUIREMENTS MAY HINDER OUR ABILITY TO MAXIMIZE
PROFITS.

     In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Accordingly, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

     In order to qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, no more than 5% of the value of our assets can consist of the securities of any one issuer. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. This requirement could cause us to dispose of assets for consideration of less than their true value and could lead to a material adverse impact on our results of operations and financial condition.

RISKS RELATED TO OWNERSHIP OF OUR STOCK

     WE MAY NEED TO SELL ADDITIONAL SHARES OF STOCK IN ORDER TO ACQUIRE MORE PROPERTIES, WHICH WILL DILUTE YOUR PERCENTAGE OWNERSHIP AND MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     There are 3,084,561 shares of our common stock outstanding as of April 19, 2002. This prospectus relates to the sale of an additional 2,500,000 shares of our common stock, which may be increased to 2,875,000 shares if the underwriters fully exercise their over-allotment option. In order to expand our company and acquire more properties, we may need to sell additional common stock, or other securities convertible into or exchangeable for our common stock, which would cause dilution of our existing common stockholders and could result in a decrease in the market price of our common stock.

     WE CANNOT ASSURE YOU OF OUR ABILITY TO PAY DIVIDENDS IN THE FUTURE.

     We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will be able to pay dividends in the future.

     INCREASES IN INTEREST RATES COULD LOWER THE TRADING PRICE OF OUR COMMON STOCK.

     The trading prices of equity securities issued by REITs historically have been affected by changes in broader market interest rates, with increases in interest rates resulting in decreases in trading prices. As a result, an increase in market interest rates could lower the trading price of our common stock.

     OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS OWNING AT LEAST 5% OF OUR COMMON STOCK WILL BENEFICIALLY OWN APPROXIMATELY 33.7% OF THE VOTING POWER OF OUR COMPANY, IN THE AGGREGATE, AFTER THIS OFFERING. AS A RESULT, THESE STOCKHOLDERS MAY BE ABLE TO EXERT A SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS.

     Our directors, executive officers and principal stockholders owning at least 5% of our common stock will beneficially own or control approximately 33.7%, or 31.6% if the underwriters exercise their over-allotment option in full, of the voting power of our company after this offering and giving effect to the purchase by Gould Investors L.P. of 125,000 shares of common stock in this offering. The ownership position of these persons may allow them to exert a significant influence over our management and affairs and over the approval of any proposed amendment to our charter, or over a merger or sale of all or substantially all of our stock or assets. In addition, the interests of those persons may conflict with the interests of other holders of our common stock.

     PREFERRED STOCKHOLDERS HAVE PREFERENTIAL RIGHTS IN THE EVENT OF OUR LIQUIDATION OR DISSOLUTION.

     Holders of our preferred stock have a preference of $16.50 per share (or $10.7 million in the aggregate) plus accrued and unpaid dividends in the event of our voluntary or involuntary liquidation or dissolution, including a sale of our business. In addition, holders of our preferred stock have the right, as a class, to elect two directors if we default in our payment of dividends on our preferred stock for eight consecutive quarters. Preferred stockholders may also convert each share of preferred stock which they own into 0.825 of a share of common stock. The presence of the rights and preferences of these preferred stockholders would reduce the amount of assets available for distribution to holders of our common stock on a sale of our business or upon our liquidation, and may adversely affect the holders of our common stock and the market price of our common stock.

     BECAUSE PROVISIONS CONTAINED IN MARYLAND LAW, OUR CHARTER AND OUR BY-LAWS MAY RESTRICT THE ABILITY OF A THIRD PARTY TO TAKE OVER OUR COMPANY, INVESTORS MAY BE PREVENTED FROM RECEIVING A "CONTROL PREMIUM" FOR THEIR SHARES.

     Provisions contained in our charter and by-laws, as well as Maryland corporate law, may delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a "control premium" for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

     - Maryland control share acquisition statute. Maryland law limits the voting rights of "control shares" of a corporation in the event of a "control share acquisition," as defined in the Maryland General Corporation Law; and

     - Classified board structure. Our board of directors is divided into three classes. Directors in each class are elected to serve for a term of three years, with the terms of each class beginning in different years.

     For more information about these matters please see the information under the heading "Description of Securities."

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

                                  OUR COMPANY

GENERAL

     We are a self-administered and self-managed REIT. We acquire, own and manage a geographically diversified portfolio of retail, industrial, office, movie theater and other properties under long-term leases. Substantially all of our leases are "net leases", under which the tenant is responsible for real estate taxes, insurance and ordinary maintenance and repairs. As of April 19, 2002, we owned 33 properties and we participated in two joint ventures that each owned one property. Our properties are located in 13 states and have approximately 2.5 million square feet of rentable space (including all rentable space for properties in which we have a joint venture participation). Under the terms of our leases, our 2002 contractual rental income is equal to approximately $14.3 million. Our 2002 contractual rental income includes rental income that is payable to us during 2002, including our share of rental income payable to our joint ventures, and does not include rent that we would receive if two leases that expire during 2002 are renewed, or if our two vacant properties are rented. The occupancy rate of our property portfolio was 99.8% on April 19, 2002. The average remaining term of the leases in our portfolio is nine years.

     We acquired our portfolio of properties by balancing fundamental real estate analysis with tenant credit evaluation. The main focus of our analysis is the intrinsic value of a property, determined primarily by its location, local demographics and potential for alternative use. We also evaluate a tenant's financial ability to meet operational needs and lease obligations. We believe that our emphasis on property value enables us to achieve attractive returns on our acquired properties and also enhances our ability to re-rent or dispose of a property on favorable terms upon the expiration or early termination of a lease.

     The properties in our portfolio typically have the following attributes:

     - Net leases. Substantially all of our leases are net leases in which rising operating costs are typically absorbed by the tenant. We believe that investments in net leased properties may offer more predictable returns than investments in properties that are not net leased;

     - Long-term leases. We generally acquire properties that are subject to long-term leases. Leases representing approximately 80.2% of our 2002 contractual rental income expire after 2007, and leases representing approximately 65.2% of our 2002 contractual rental income expire after 2010; and

     - Scheduled rent increases. Leases representing approximately 78.7% of our 2002 contractual rental income provide for scheduled rent increases, of which approximately 83.3% provide for periodic contractual rent increases and approximately 16.7% provide for rent increases based on the consumer price index.

     We share office facilities, personnel and other resources with several affiliated entities including, among others, Gould Investors L.P., a partnership involved in the ownership and operation of a diversified portfolio of real estate, and BRT Realty Trust, a mortgage lending REIT. It is our policy, and the policy of our affiliated entities, that any investment opportunity presented to us or to any of our affiliated entities that involves primarily a net leased property will first be offered to us and declined by us before any of our affiliated entities may pursue the opportunity. Jeffrey Fishman, our president and chief executive officer, and Lawrence G. Ricketts, Jr., our vice president, acquisitions, devote substantially all of their business time to our company, while our other management personnel share their services on a part-time basis with us and other affiliated entities that share our executive offices. We believe that this sharing arrangement provides us access to a network of senior executives with substantial real estate knowledge and experience that a company of our size would not otherwise be able to afford. For a description of the background of our management, please see the information under the heading "Our Management."

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OUR STRATEGY

     Our business objectives are to maintain and increase the cash available for distribution to our stockholders by:

     - acquiring a diversified portfolio of high quality net leased properties subject to long-term leases;

     - obtaining mortgage indebtedness on favorable terms and increased access to capital to finance property acquisitions;

     - conducting periodic inspections of our properties and available tenant financial information; and

     - managing assets effectively through property acquisitions, lease extensions and opportunistic property sales.

     Our growth strategy includes the following elements:

     - We intend to continue our internal growth by maintaining, renewing and entering into new long-term leases that contain provisions for contractual rent increases;

     - We intend to pursue external growth through a strategy of acquiring additional properties within the United States that are subject to long-term net leases and that satisfy our other investment criteria; and

     - As part of our external growth strategy, we actively seek to acquire properties in market or industry sectors that we identify, from time to time, as offering superior risk-adjusted returns. As an example, through our joint venture with a Deutsche Bank AG affiliate and MTC Investors LLC, we intend, in the near term, to continue to increase our investment in movie theater properties, concentrating on megaplex theaters with stadium-style seating. Within the last six months, our joint venture has purchased one megaplex movie theater and has entered into agreements, the completion of which are subject to the satisfaction or waiver of various conditions, for the purchase of three additional megaplex movie theaters. As a result of changing market conditions, we may, in the future, identify other sectors in which to invest, and we may curtail or limit our investments in megaplex theaters or other types of properties in which we currently invest.

     We intend to pursue properties that are subject to long-term leases. We believe that long-term leases provide a predictable income stream over the term of the lease, making fluctuations in market rental rates and in real estate values less significant to achieving our overall investment objectives. Long-term leases also make it easier for us to obtain longer-term fixed-rate mortgage financing with principal amortization, thereby moderating the interest rate risk associated with financing or refinancing our property portfolio by reducing the outstanding principal balance over time. In addition, we believe that long-term leases minimize the management time required and transaction costs incurred while we own the property. Although we regard long-term leases as a central element of our acquisition strategy, we may, in the future, acquire properties that are subject to shorter-term leases where we believe the properties represent a compelling opportunity.

     We generally expect that the properties we acquire will also provide internal growth derived from scheduled rent increases. Our goal is to continue, as often as possible, to acquire properties that are subject to long-term net leases that include contractual rent increases. Periodic contractual rent increases provide reliable increases in future rent payments, while rent increases based on the consumer price index provide protection against inflation.

     Generally, we acquire properties based on their intrinsic value and intend to hold these properties for an extended period of time. Our investment criteria are intended to identify properties from which increased asset value and overall return can be realized from an extended period of ownership. While our determination typically is supported by a predictable rental stream under a long-term lease that exists at the time a property is acquired, our emphasis on property value generally means that upon a lease termination or expiration, we would tend to pursue a lease renewal or a new lease in preference to disposing of a property. Although our investment criteria favor an extended period of ownership of our properties, we may, in the future, dispose of a property following a lease termination or expiration or even during the term of a lease where we regard the disposition of the property as a strong opportunity to realize the overall value of the property sooner or to avoid future risks by achieving a determinable return from the property.

OUR INVESTMENT STRATEGY

     Our main focus in the evaluation of properties is the intrinsic value of a property, determined primarily by its location, local demographics and potential for alternative use. We also evaluate a tenant's financial ability to meet operational needs and lease obligations. In evaluating potential net lease investments, we consider, among other criteria, the following:

     - an evaluation of the property and improvements, given its location and use;

     - local demographics (population and rental trends);

     - the ability of the tenant to meet operational needs and lease obligations;

     - the current and projected cash flow of the property;

     - the estimated return on equity to us;

     - the terms of tenant leases, including the relationship between current rents and market rents;

     - the projected residual value of the property;

     - potential for income and capital appreciation; and

     - occupancy of and demand for similar properties in the market area.

MEGAPLEX THEATER JOINT VENTURE

     As part of our current expansion efforts, we have identified the acquisition of megaplex movie theaters, and in particular stadium-style theaters, as an investment opportunity that in the current market environment offers us the potential for acquiring valuable assets with returns that satisfy our investment criteria. Megaplex movie theaters have multiple screens with predominantly stadium-style seating (seating with elevation between rows to provide unobstructed viewing) and are equipped with electronics and technology that are intended to enhance the audio and visual experience for the patron. Despite the popularity of the new megaplex stadium-style theaters, many well-known movie exhibitors have experienced financial difficulties. We believe that these financial difficulties are the result of the poor performance of older, smaller, non stadium-style theaters. This poor performance has generated negative industry sentiment that, in turn, has caused investors to perceive that there is substantial risk in purchasing or financing any type of movie theater property. As a result, we believe that the lack of liquidity in the movie theater industry has presented us with the opportunity to acquire megaplex stadium-style theaters at attractive prices. We believe that well-located, megaplex stadium-style theaters that conform to our investment criteria will provide us with above average risk-adjusted returns on our investment. In order to identify the megaplex theaters that would present the most attractive acquisition candidates, our review of these properties includes an analysis of the financial performance of each specific theater.

     In November 2001, we entered into a joint venture with Greenwood Properties, Corp., an affiliate of the real estate equity group of Deutsche Bank AG, for the general purpose of acquiring, owning and financing megaplex movie theater properties. In April 2002, we sold one-half of our 50% interest in this joint venture to MTC Investors LLC. We believe that MTC Investors, an affiliate of an experienced shopping center and mall operator, will help the joint venture significantly in locating attractive megaplex theater properties. Greenwood Properties will contribute 50%, and our company and MTC Investors each will contribute 25%, of the equity required for each acquisition, and each venturer will receive its respective percentage of the profits and losses of the joint venture. Venturers holding at least 75% of the aggregate membership interest in this joint venture must approve all material decisions, except for property acquisitions which require unanimous approval. In addition, the joint venture has a right of first refusal, subject to certain exceptions, with respect to any movie theater transaction that is presented to any venturer. Under the joint venture operating agreement, we will receive an acquisition fee from the joint venture equal to 0.5% of the purchase price of each property acquired by the joint venture, other than the one property already acquired in 2001. In addition, Majestic Property Management Corp., a company owned and controlled by our chairman of the board and certain of our officers, but in which we have no ownership interest, will receive a management fee equal to 1% of all rents received by the joint venture from single-tenant properties and a management fee equal to 3% of all rents received by the joint venture from multi-tenant properties. Majestic will receive leasing and mortgage brokerage fees at any property acquired by the joint venture at a rate equal to 80% of the then market cost. Majestic will also receive a construction supervisory fee equal to 8% of the cost of any capital improvements or repairs to the property and sales commissions equal to 1% of the sales price of any properties that are sold. We expect that the joint venture will seek and in the future will obtain financing secured by its megaplex movie theater properties.

     Most megaplex theaters of the type the joint venture has acquired and intends to acquire are, or are expected to be, net leased to an experienced theater operator under a long-term net lease and are expected to be equipped with stadium-style seating and advanced audio and visual equipment. In November 2001, the joint venture acquired a megaplex theater located in Norwalk, California for $12.5 million that has 20 screens and is net leased to American Multi-Cinema, Inc. for an initial term that expires in May 2021.

     The joint venture has entered into agreements to purchase three additional megaplex stadium-style theaters that it expects to close during 2002. The following table provides certain information with respect to the one property already acquired and the three additional properties that are under contract:

                           NO. OF                                PURCHASE        EXPIRATION OF      OWNED OR UNDER
LOCATION                   SCREENS          OPERATOR             PRICE(1)      INITIAL LEASE TERM    CONTRACT(2)
--------                   -------   -----------------------   -------------   ------------------   --------------
Norwalk, CA..............    20      American Multi-Cinema,    $12.5 million          2021              Owned
                                     Inc.
Beavercreek, OH..........    20      Regal Cinemas, Inc.       $ 9.7 million          2014          Under Contract
Austell, GA..............    22      Regal Cinemas, Inc.       $11.8 million          2019          Under Contract
Morrow, GA...............    24      American Multi-Cinema,    $14.1 million          2017          Under Contract
                                     Inc.

---------------

(1) Purchase price represents the total purchase price for each property without giving effect to closing costs. The three theaters under contract are expected to involve an aggregate investment by us of approximately $8.9 million, which represents our 25% share of the total purchase price, excluding estimated closing costs.

(2) The completion of each of the acquisitions "under contract" is subject to the satisfaction or waiver by both parties of certain conditions and it is possible that any or all of these properties may not be acquired by the joint venture.

OUR PROPERTIES

     As of April 19, 2002, we owned 33 properties and participated in two joint ventures that each owned one property. The following table sets forth information as of April 19, 2002 concerning each property in which we currently own an equity interest and the operator of the business occupying the property (which is not necessarily the same enterprise as the actual tenant). Except as otherwise noted, we own 100% of each property:

                                                                            PERCENTAGE    APPROXIMATE
                                                                                OF         RENTABLE
LOCATION                   TYPE OF PROPERTY            OPERATOR             REVENUES(1)   SQUARE FEET
--------                   ----------------  -----------------------------  -----------   -----------
Hauppauge, NY............  Flex              L-3 Communications               10.62%         149,870
                                             Corporation
El Paso, TX..............  Retail            Barnes & Noble, Inc.; Best       10.12%         110,179
                                             Buy Company, Inc.; CompUSA,
                                             Inc.; Mattress Firm(2)
Hanover, PA..............  Industrial        The ESAB Group, Inc.              8.85%         458,560
Columbus, OH.............  Retail            Kittle's Home Furnishing          5.69%          96,924
                                             Center, Inc.
Plano, TX................  Retail            Golfsmith International,          5.48%          51,018
                                             L.P.; BDP, L.C. -- franchisee
                                             of Bassett Furniture
                                             Industries, Inc.
Brooklyn, NY.............  Office            The City of New York(2)           4.96%          66,000
Ronkonkoma, NY...........  Flex              Cedar Graphics, Inc.; Gavin       4.80%          89,500
                                             Mfg. Corp.
Manhattan, NY............  Residential       Sanford Realty Associates,        4.20%         125,000
                                             Inc.
Norwalk, CA..............  Theater           American Multi-Cinema,            3.69%          80,000
                                             Inc.(3)
Ft. Myers, FL............  Retail            Barnes & Noble, Inc.              3.59%          29,993
Grand Rapids, MI.........  Health & Fitness  Trinity Health -- Michigan        3.43%         130,000
Atlanta, GA..............  Retail            The Sports Authority, Inc.        3.08%          50,400
Greenwood Village, CO....  Retail            Gart Bros. Sporting Goods         2.96%          45,000
                                             Company
Champaign, IL............  Retail            Barnes & Noble, Inc.              2.82%          50,530
Lewisville, TX...........  Retail            Footstar, Inc.                    2.74%          21,043
Chattanooga, TN..........  Retail            Rhodes, Inc. -- subtenant of      2.52%          72,897
                                             Kmart Corp.
Mesquite, TX.............  Retail            BDP, L.C. -- franchisee of        2.44%          22,900
                                             Bassett Furniture Industries,
                                             Inc.
Selden, NY...............  Retail            Petco Animal Supplies, Inc.       1.97%          14,550
Grand Rapids, MI.........  Health & Fitness  Trinity Health -- Michigan        1.93%          72,000
Batavia, NY..............  Retail            OfficeMax, Inc.                   1.74%          23,483
Columbus, OH.............  Industrial        Kroger Company                    1.70%         100,220
Houston, TX..............  Retail            Party City Corporation            1.45%          12,000
New Hyde Park, NY........  Industrial        Lawson Mardon USA Inc.            1.41%          89,000
Cedar Rapids, IA.........  Retail            Ultimate Electronics, Inc.        1.26%          15,400
Killeen, TX..............  Retail            Hollywood Entertainment Corp.     1.14%           8,000
Miami, FL................  Industrial        United States Cold Storage        1.07%         396,000
                                             Inc.(3)
Houston, TX..............  Retail            Kroger Company                    1.05%          38,448
Hamilton, NY.............  Retail            Ames Department Stores, Inc.      0.96%          43,200
Rosenberg, TX............  Retail            Hollywood Entertainment Corp.     0.90%           8,000
West Palm Beach, FL......  Industrial        BellSouth Telecommunications      0.68%          10,361
                                             Inc.
Seattle, WA..............  Retail            Payless ShoeSource, Inc.          0.39%           3,038
Chicago, IL..............  Retail            Payless ShoeSource, Inc.          0.22%           3,065

                                                                            PERCENTAGE    APPROXIMATE
                                                                                OF         RENTABLE
LOCATION                   TYPE OF PROPERTY            OPERATOR             REVENUES(1)   SQUARE FEET
--------                   ----------------  -----------------------------  -----------   -----------
Ottumwa, IA..............  Retail            Hy-Vee, Inc.                      0.14%           3,072
Chicago Heights, IL......  Retail            Vacant                            0.00%           3,062
Decatur, IL..............  Retail            Vacant                            0.00%           3,060
                                                                              ------       ---------
     Total................................................................   100.00%       2,495,773

---------------

(1) Percentage of our 2002 contractual rental income.

(2) Leases to The City of New York and Mattress Firm expire in 2002. Percentage of revenues indicated is actual revenues payable pursuant to leases. We are in negotiations with both tenants to renew these leases.

(3) Owned by a joint venture in which we are a venturer. Percentage of revenues indicated represents our share of the revenues of the venture. Approximate rentable square footage indicated represents the total rentable square footage of the property owned by the venture.

     The occupancy rate for our properties, based on total rentable square footage, is currently, and was for each of 1999, 2000 and 2001, in excess of 99%.

     Our properties are located in 13 states. The following table sets forth certain information, presented by state, related to our properties as of December 31, 2001:

                                  NUMBER
                                    OF          NET BOOK      2002 RENTAL       APPROXIMATE
STATE                           PROPERTIES      VALUE(1)      REVENUES(2)   RENTABLE SQUARE FEET
-----                           ----------   --------------   -----------   --------------------
New York......................       8        $ 37,327,054    $ 4,380,752          600,603
Texas.........................       8          32,610,436      3,617,582          271,588
Illinois......................       4           4,318,546        434,000           59,717
Florida.......................       3           6,217,220        762,532          436,354(3)
Pennsylvania..................       1          11,365,617      1,264,916          458,560
Other.........................      11          33,070,329      3,829,118          668,951(4)
                                    --        ------------    -----------        ---------
     Total....................      35        $124,909,202    $14,288,900        2,495,773

---------------

(1) Historical book value is not necessarily indicative of current market value.

(2) Reflects 2002 contractual rental income.

(3) Includes the entire 396,000 rentable square footage of one property that is owned by a joint venture.

(4) Includes the entire 80,000 rentable square footage of one property that is owned by a joint venture.

OUR TENANTS

     The following table shows information about the diversification of our tenants by industry sector as of April 19, 2002:

                                                                            PERCENTAGE OF
TYPE OF                                           2002 RENTAL   NUMBER OF    2002 RENTAL
PROPERTY                                          REVENUES(1)    TENANTS       REVENUES
--------                                          -----------   ---------   --------------
Retail..........................................  $ 7,526,292      25(2)         52.67%
Flex............................................    2,202,873       3(3)         15.42%
Industrial......................................    1,958,448       5            13.71%
Health & Fitness................................      765,703       2             5.36%
Office..........................................      708,917       1             4.96%
Residential.....................................      600,000       1             4.20%
Theater.........................................      526,667       1             3.68%
                                                  -----------      --           ------
     Total......................................  $14,288,900      38           100.00%

---------------

(1) Reflects 2002 contractual rental income.

(2) Includes 25 tenants renting at 21 properties. Does not include two vacant properties.

(3) Includes three tenants renting at two properties.

     Although we focus on property value in analyzing our acquisitions, we also review our potential tenants. First, we undertake a credit analysis to determine the creditworthiness of a tenant. Then, we review the ability of the tenant to meet its operational needs and lease obligations. Typically our tenants are not rated or are rated below investment grade. Twenty-one of our properties are net leased to various retail operators under long-term leases and, except for two of the properties, are net leased to single tenants. Of the 21 properties net leased to retail operators, one is net leased to four separate tenants pursuant to separate leases and one is net leased to two separate tenants pursuant to separate leases. Most of our retail tenants operate on a national basis and include, among others, The Kroger Company, Barnes & Noble, Inc., Payless ShoeSource, Inc., The Sports Authority, Inc., Gart Bros. Sporting Goods Company, Best Buy, Inc. and Petco Animal Supplies, Inc. Five of our properties are industrial-type buildings, of which two are used as frozen food warehouses. Two of our properties are flex-type buildings (office, research and development and warehouse) and two are health and fitness facilities. Finally, we have one office property, one residential property and one movie theater. Two of our retail properties, representing an aggregate of 6,122 square feet, are vacant.

OUR LEASES

     Substantially all of our leases are net leases, under which the tenant, in addition to its rental obligation, typically is responsible for expenses attributable to operation of the property, such as real estate taxes and assessments, water and sewer rents and other charges. The tenant is also generally responsible for maintaining the property, including non-structural repairs, and for restoration following a casualty or partial condemnation. The tenant typically also indemnifies us for claims arising from the property and is responsible for maintaining insurance coverage for the property it leases. Under some net leases we have entered into or which were in place when we acquired the property, we are responsible for structural repairs, including foundation and slab, roof repair or replacement and restoration following a casualty event, and at several properties we are responsible for certain expenses related to maintenance of the property.

     Our typical lease provides for contractual rent increases periodically throughout the term of the lease. Some of our other leases provide for rent increases pursuant to a formula based on the consumer price index. While several of our leases also provide for minimum rents supplemented by additional payments based on sales derived from the property subject to the lease, such additional payments were not a material part of our 2001 rental revenues and are not expected to be a material part of our 2002 rental revenues. While our typical property is net leased to a single tenant, some of our properties are net leased to more than one tenant.

     Our policy has been to acquire properties that are subject to existing long-term leases or to enter into long-term leases with our tenants. Our leases generally provide the tenant with one or more renewal options. The following table sets forth scheduled lease expirations of all leases for our properties as of April 19, 2002 (excluding two vacant properties which contain an aggregate of 6,122 square feet):

                                              APPROXIMATE                                  PERCENTAGE OF 2002
                              NUMBER OF     RENTABLE SQUARE                                 RENTAL REVENUES
YEAR OF LEASE                 EXPIRING      FEET SUBJECT TO       2002 RENTAL REVENUES       REPRESENTED BY
EXPIRATION(1)                  LEASES      EXPIRING LEASES(2)   UNDER EXPIRING LEASES(3)    EXPIRING LEASES
-------------                -----------   ------------------   ------------------------   ------------------
2002.......................       3               76,422              $   818,860                  5.73%
2003.......................      --                   --                       --                  0.00
2004.......................       1              100,220                  243,000                  1.70
2005.......................       3              115,986                  794,418                  5.56
2006.......................       3               90,962                  488,227                  3.41
2007.......................       2               26,550                  488,542                  3.42
2008.......................       2              468,921                1,361,495                  9.53
2009.......................       1               89,000                  201,000                  1.41
2010.......................       4              455,200                  581,583                  4.07
2011.......................       3              193,428                1,700,197                 11.90
2012 & thereafter..........      16              872,962                7,611,578                 53.27
                                 --            ---------              -----------                ------
     Total.................      38            2,489,651              $14,288,900                100.00%

---------------

(1) Lease expirations assume that tenants do not exercise existing renewal options.

(2) Includes all rentable square footage in properties that are owned by our joint ventures.

(3) Reflects 2002 contractual rental income.

OUR ACQUISITION PROCESS AND POLICIES

     We seek to acquire properties throughout the United States that have locations, demographics and other investment attributes that we believe to be very attractive. We seek to acquire properties that we believe will provide attractive current returns from leases with tenants that operate profitably, even if they are typically either not rated or are rated below investment grade. We identify properties where we believe that the quality of the underlying real estate mitigates the risk that may be associated with any default by the tenant. We conduct periodic property inspections and reviews of available tenant financial information, which we believe allows us to react effectively to potential problems in our portfolio. We also seek to acquire properties in market or industry sectors that we identify, from time to time, as offering superior risk-adjusted returns.

     We identify properties generally through the network of contacts of our senior management and our affiliates, which includes real estate brokers throughout the United States, private equity firms, banks and law firms. In addition, we attend industry conferences and engage in direct solicitations.

     We have adopted a property acquisition procedure that involves a multi-tiered analysis and approval process for each property acquisition. Under our acquisition procedure, we engage in the following:

     - Preliminary Negotiations -- Our officers conduct an initial analysis and negotiation to purchase a property that includes correlating the attributes of the property to be acquired and the lease terms with our investment criteria and analyzing the deal structure, the property location and the general market;

     - Acquisition Committee Approval -- Information and analyses with respect to a property is presented to our acquisition committee, which is made up of eight of our executive officers and directors who have extensive experience in the acquisition and ownership of real estate, and each acquisition must be approved by unanimous vote at a meeting of the committee with four or more members present and voting;

     - Contract of Sale -- We then negotiate a contract of sale and we continue our due diligence with respect to the property and the tenants; and

     - Board of Directors Approval -- Each acquisition requires the approval of a majority of our board of directors.

     There is no limitation on the number of properties in which we may invest, the amount or percentage of our assets that may be invested in any specific property or property type, or on the concentration of investments in any geographic area in the United States. We do not intend to acquire properties located outside of the United States and Puerto Rico. Although we have not acquired undeveloped property in the past, we may purchase undeveloped property if the purchase is in connection with the development of a facility to be net leased to a retail operation or business upon completion of development, and we may develop for net lease surplus acreage that is part of our existing properties. We may form other entities to acquire interests in real properties, either alone or with other investors, and we may acquire interests in joint ventures or other entities that own real property.

FINANCING, RE-RENTING AND DISPOSITION OF OUR PROPERTIES

     There is no limitation on the level of debt that we may incur. We borrow funds on a secured and unsecured basis and intend to continue to do so in the future. We mortgage specific properties on a non-recourse basis (subject to standard carve-outs) to enhance the return on our investment in a specific property. We also maintain a $15.0 million credit line that is a recourse obligation secured by all of the interests in our unencumbered properties. We are currently negotiating with other institutions with respect to an increase in the amount available under the credit facility. The proceeds of mortgage loans and amounts drawn on our credit line may be used for property acquisitions, to reduce bank debt and for working capital purposes.

     We typically seek long-term fixed-rate mortgage financing upon or soon after the acquisition of a property to avoid the risk of movement of interest rates and fluctuating supply and demand in the mortgage capital markets. Substantially all of our mortgages provide for amortization of part of the principal balance during the term, thereby reducing the refinancing risk at maturity. Some of our properties may be financed on a cross-defaulted or cross-collateralized basis, and we may decide in the future to collateralize a single financing with more than one property. Our acquisition committee reviews and must approve each financing proposal, each of which also is subject to the approval of a majority of our board of directors.

     After termination or expiration of any lease relating to any of our properties (either at lease expiration or early termination), we will seek to re-rent or sell such property in a manner that will maximize the return to us, considering, among other factors, the income potential and sale value of such property. We acquire properties for long-term investment for income purposes and do not typically engage in the turnover of investments. We will consider the sale of a property prior to termination or expiration of the relevant lease if a sale appears advantageous in view of our investment objectives. We may take a purchase money mortgage as partial payment in lieu of cash in connection with any sale and may consider local custom and prevailing market conditions in negotiating the terms of repayment. Our acquisition committee reviews and must approve each re-renting of a property (other than pursuant to the terms of a renewal option in a lease) and each property sale, each of which also is subject to the approval of a majority of our board of directors. It is our policy to use any cash realized from the sale of properties, net of any distributions to stockholders to maintain our REIT status, to pay down amounts due under loan agreements (excluding real estate mortgage loans), if any, and for the acquisition of additional properties.

     In 2000, we acquired eight properties and disposed of 15 properties, including the sale in a single transaction of 13 properties leased to one tenant. We sold two properties in 2001. In 2001, we acquired an interest in a megaplex stadium-style movie theater through our joint venture. In April 2002, we sold one-half of our 50% interest in our megaplex movie theater joint venture. In February 2002, we contributed our long-term leasehold interest in our industrial property in Miami, Florida into a joint venture with the owners of the fee estate in that property in exchange for approximately a 40% interest in the joint venture. To date we have executed contracts for the purchase of three properties in 2002, each of which is a megaplex stadium-style movie theater to be acquired through our joint venture.

OTHER TYPES OF INVESTMENTS

     From time to time we have invested, on a limited basis, in publicly traded shares of other REITs and may make such investments on a limited basis in the future. We also may invest, on a limited basis, in the shares of entities not involved in real estate investments, provided that no such investment adversely affects our ability to qualify as a REIT under the Internal Revenue Code. We do not have any plans to invest in or to originate loans to other persons whether or not secured by real property. Although we have not done so in the past, we may issue securities in exchange for properties that fit our investment criteria. We have not, in the past, invested in the securities of another entity for the purpose of exercising control, and we do not have any present plans to invest in the securities of another entity for such purpose.

COMPETITION

     We face competition for the acquisition of net leased properties from a variety of investors including corporations and real estate companies, other REITs, financial institutions, insurance companies, pension funds, investment funds and private individuals, some of which have significant advantages over us including a larger, more diverse group of properties and greater financial and other resources than we have. We believe that our management's experience in real estate, mortgage lending, credit underwriting and transaction structuring allows us to compete effectively for properties.

LEGAL PROCEEDINGS

     Neither we nor our properties are presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business.

                                USE OF PROCEEDS

     Our net proceeds from the sale of 2,500,000 shares of our common stock will
be approximately $          , or $          if the underwriters exercise their
over-allotment option in full, and after deducting the underwriting discounts and commissions and estimated expenses of the offering.

     We currently intend to use the net proceeds from this offering as follows:

     - Approximately $9.1 million for our share of the purchase price (including approximately $200,000 representing our share of the estimated aggregate closing costs) in connection with the proposed purchase of the following megaplex movie theaters through our megaplex theater joint venture:

                                                                      AGGREGATE      OUR SHARE OF
                                                         NUMBER       PURCHASE      THE AGGREGATE
      LOCATION                                         OF SCREENS       PRICE       PURCHASE PRICE
      --------                                         ----------   -------------   --------------
                                                                    (IN MILLIONS)   (IN MILLIONS)
      Beavercreek, Ohio..............................      20           $ 9.7            $2.4
      Austell, Georgia...............................      22            11.8             3.0
      Morrow, Georgia................................      24            14.1             3.5

      The completion of each of the acquisitions listed above is subject to the satisfaction or waiver by both parties of certain conditions and it is possible that any or all of these properties may not be acquired by the joint venture;

     - approximately $670,000 to repay the outstanding indebtedness under a mortgage loan related to our Killeen, Texas property that bears interest at a rate of 9.1% and matures on August 14, 2002;

     - approximately $630,000 to repay the outstanding indebtedness under a mortgage loan related to our Rosenberg, Texas property that bears interest at a rate of 8.55% and matures on December 5, 2002; and

     - the remainder for working capital, general corporate purposes and for other property acquisitions, although we currently have no agreement with respect to any purchases of properties other than as described above.

     Pending such uses, we intend to invest the net proceeds from this offering in short-term income producing securities.

                 MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

     Our common stock trades on the American Stock Exchange under the symbol "OLP." On April 22, 2002, the closing sale price of our common stock was $16.51 per share.

     The following table sets forth the high and low prices for our common stock as reported by the American Stock Exchange and the per share cash distributions paid on our common stock during the quarters presented.

                                                           COMMON STOCK
                                                          ---------------   DISTRIBUTIONS
                                                           HIGH     LOW       PER SHARE
                                                          ------   ------   -------------
2002
First Quarter...........................................  $17.00   $14.60       $.33
Second Quarter (through April 22, 2002).................  $17.50   $16.37         --
2001
First Quarter...........................................  $12.25   $11.00       $.30
Second Quarter..........................................  $13.98   $11.75       $.30
Third Quarter...........................................  $14.41   $13.58       $.30
Fourth Quarter..........................................  $15.00   $13.50       $.30*
2000
First Quarter...........................................  $13.00   $10.69       $.30
Second Quarter..........................................  $11.75   $10.63       $.30
Third Quarter...........................................  $12.00   $10.94       $.30
Fourth Quarter..........................................  $11.38   $10.13       $.30

---------------

* We paid a cash distribution of $.30 on our common stock on January 3, 2002. This distribution is reported as being paid in the fourth quarter of the prior year.

     As of April 19, 2002, there were approximately 381 holders of record of our common stock and an estimated 1,700 beneficial owners of our common stock.

     We elected to be taxed as a REIT under the U.S. federal income tax laws beginning with our taxable year ended December 31, 1983. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to operate in a manner so that we continue to qualify as a REIT. In order to continue to qualify as a REIT, we are required to distribute to our stockholders at least 90% of our annual ordinary taxable income. The amount and timing of future distributions will be at the discretion of our board of directors and will depend upon our financial condition, earnings, business plan, cash flow and other factors. We intend to pay cash distributions in an amount necessary for us to continue to qualify as a REIT for federal income tax purposes.

     We have paid cash dividends on our common stock in each consecutive quarter since 1993 and we expect to continue to pay quarterly dividends in the future.

                                 CAPITALIZATION

     Our actual capitalization at December 31, 2001, and our capitalization as adjusted to give effect to the issuance of 2,500,000 shares of our common stock
in this offering at a public offering price of $      , is set forth below.

                                                                  DECEMBER 31, 2001
                                                              --------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   ---------------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Mortgages payable...........................................  $76,587
Stockholders' equity:
  Redeemable Convertible Preferred Stock, $1 par value;
     $1.60 cumulative annual dividend; 2,300 shares
     authorized; 648 shares issued; liquidation and
     redemption values of $16.50............................   10,693
  Common Stock, $1 par value; 25,000 shares authorized;
     3,058 shares issued and outstanding (5,584 shares as
     adjusted)..............................................    3,058
  Paid-in capital...........................................   32,192
  Accumulated other comprehensive income -- net unrealized
     gain on available-for-sale securities..................      261
  Accumulated undistributed net income......................    8,144
                                                              -------       --------
     Total stockholders' equity.............................  $54,348
                                                              =======       ========

---------------

(1) After deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming application of the proceeds as described under "Use of Proceeds", and assuming no exercise of the underwriters' over-allotment option to purchase up to an additional 375,000 shares of our common stock.

                            SELECTED FINANCIAL DATA

     The following table sets forth the selected consolidated statement of operations data and balance sheet data for each of the periods indicated, all of which are derived from our audited consolidated financial statements and related notes. The selected financial data for each of the three years in the period ended December 31, 2001 and as of December 31, 2000 and 2001 should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                           YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                 1997     1998      1999      2000      2001
                                                ------   -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Revenues:
  Rental income...............................  $5,341   $ 7,087   $ 8,831   $12,333   $15,053
  Interest from related party.................     833     2,660        --        --        --
  Equity in earnings of unconsolidated joint
     venture..................................      --        --        --        --        83
  Interest and other income...................     111       386     1,349       336       184
                                                ------   -------   -------   -------   -------
                                                 6,285    10,133    10,180    12,669    15,320
                                                ------   -------   -------   -------   -------
Expenses:
  Depreciation and amortization...............   1,023     1,378     1,645     2,356     2,900
  Interest -- mortgages payable...............   1,517     2,075     2,543     4,261     5,810
  Interest -- line of credit..................     210       258        --       340       250
  Leasehold rent..............................     289       289       289       289       289
  General and administrative..................     553       628       821     1,089     1,136
  Real estate expenses........................      77        62       129        67       181
  Provision for valuation adjustment of real
     estate...................................      --       157        --       125        --
                                                ------   -------   -------   -------   -------
                                                 3,669     4,847     5,427     8,527    10,566
                                                ------   -------   -------   -------   -------
Income before gain on sale and minority
  interest....................................   2,616     5,286     4,753     4,142     4,754
  Minority interest...........................    (231)       --        --        --        --
  Gain on sale................................     599     1,132       126     3,790       112
                                                ------   -------   -------   -------   -------
Net income....................................   2,984     6,418     4,879     7,932     4,866
                                                ======   =======   =======   =======   =======
Calculation of net income applicable to common
  stockholders:
  Net income..................................   2,984     6,418     4,879     7,932     4,866
  Less: dividends and accretion on preferred
     stock....................................   1,450     1,452     1,247     1,044     1,037
                                                ------   -------   -------   -------   -------
Net income applicable to common
  stockholders................................  $1,534   $ 4,966   $ 3,632   $ 6,888   $ 3,829
                                                ======   =======   =======   =======   =======
Weighted average number of common shares
  outstanding:
  Basic.......................................   1,523     2,297     2,960     2,993     3,019
  Diluted.....................................   1,529     2,298     2,963     3,528     3,036
Net income per common share:
  Basic.......................................  $ 1.01   $  2.16   $  1.23   $  2.30   $  1.27
  Diluted.....................................  $ 1.00   $  2.16   $  1.23   $  2.25   $  1.26

                                                           YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                 1997     1998      1999      2000      2001
                                                ------   -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash distributions per share of:
  Common stock................................  $ 1.20   $  1.20   $  1.20   $  1.20   $  1.20
  Preferred stock.............................  $ 1.60   $  1.60   $  1.60   $  1.60   $  1.60

                                                              AT DECEMBER 31,
                                             -------------------------------------------------
                                              1997      1998      1999       2000       2001
                                             -------   -------   -------   --------   --------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA
Real estate investments, net...............  $48,317   $59,831   $70,770   $121,620   $118,564
Investment in unconsolidated joint
  venture(1)...............................       --        --        --         --      6,345
Cash and cash equivalents..................    1,606    19,089    11,247      2,069      2,285
Total assets...............................   57,648    82,678    85,949    128,219    132,939
Mortgages payable..........................   20,545    29,422    35,735     64,123     76,587
Line of credit.............................    4,605        --        --     10,000         --
Total liabilities..........................   26,337    30,960    36,147     74,843     78,591
Total stockholders' equity.................   18,204    38,495    49,802     53,376     54,348

---------------

(1) As of December 31, 2001, we had a 50% interest in a joint venture with an affiliate of the real estate equity group of Deutsche Bank AG for the general purpose of acquiring, owning and operating megaplex movie theater properties. In April 2002, we sold one-half of our 50% interest in this joint venture to MTC Investors LLC, an affiliate of an experienced shopping center and mall operator.

                                                          YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------
                                              1997      1998       1999       2000      2001
                                             -------   -------   --------   --------   -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA
Funds from operations applicable to common
  stockholders(1)..........................  $ 1,743   $ 3,276   $  4,334   $  5,324   $ 6,303
Funds from operations per common share:
  Basic....................................  $  1.14   $  1.43   $   1.46   $   1.78   $  2.09
  Diluted..................................  $  1.14   $  1.43   $   1.46   $   1.78   $  2.08
Cash flow provided by (used in):
  Operating activities.....................  $ 2,977   $ 5,810   $  5,826   $  5,840   $ 6,764
  Investing activities.....................   (5,959)   (6,705)   (10,743)   (39,324)   (5,702)
  Financing activities.....................    2,110    18,378     (2,926)    24,306      (846)

---------------

(1) We generally consider funds from operations applicable to common stockholders ("FFO") to be one measure of financial performance of an equity REIT. We have adopted the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO, which was effective on January 1, 2000. Under the definition, FFO represents income (loss) before minority interest (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustment for unconsolidated partnerships and joint ventures. Therefore, FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered an alternative to net income as an indication of our performance or to cash flows from operating activities as a measure of liquidity or the ability to pay distributions. Since all companies and analysts do not calculate FFO in a similar fashion, our calculation of FFO presented herein may not be comparable to similarly titled measures as reported by other companies.

     The table below provides a reconciliation of net income in accordance with GAAP to FFO, as calculated under the current NAREIT definition of FFO for each of the years in the five year period ended December 31, 2001:

                                                           YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                                1997      1998      1999      2000      2001
                                               -------   -------   -------   -------   -------
                                                               (IN THOUSANDS)
Net income...................................  $ 2,984   $ 6,418   $ 4,879   $ 7,932   $ 4,866
Add: depreciation of properties(1)...........      894     1,184     1,478     2,113     2,600
Add: provision for valuation adjustment of
  real estate................................       --       157        --       125        --
Deduct: gain on sale of real estate..........     (610)   (1,102)      (62)   (3,802)     (126)
Deduct: non-recurring income items...........       --    (2,087)     (793)       --        --
Deduct: minority interest in partially owned
  property...................................     (231)       --        --        --        --
Deduct: preferred distributions..............   (1,294)   (1,294)   (1,168)   (1,044)   (1,037)
                                               -------   -------   -------   -------   -------
Funds from operations applicable to common
  stockholders...............................  $ 1,743   $ 3,276   $ 4,334   $ 5,324   $ 6,303
                                               =======   =======   =======   =======   =======

---------------

(1) Includes our share of depreciation expense of $16 from our unconsolidated joint venture for the year ended December 31, 2001.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     We are a self-administered REIT and we primarily own real estate that we net lease to tenants. We own 33 properties and we are a member of two joint ventures that each own one property. Our 35 properties are located in 13 states.

     We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of ordinary taxable income to our stockholders. We intend to adhere to these requirements and to maintain our REIT status.

     Our principal business strategy is to acquire improved, free standing, commercial properties subject to long-term net leases. We acquire properties for their value as long-term investments and for their ability to generate income over an extended period of time. We borrow funds on a secured and unsecured basis to finance the purchase of real estate and we intend to continue to do so in the future.

     Our rental properties are generally leased to corporate tenants under operating leases which are noncancellable. Substantially all of our lease agreements are net lease arrangements that require the tenant to pay not only rent but also substantially all the operating expenses of the leased property including maintenance, taxes, utilities and insurance. A majority of our lease agreements provide for periodic rental increases; certain of our other leases provide for increases based on the consumer price index.

     In 2000, we purchased eight properties in four states for a total consideration of approximately $61 million. First mortgages totaling approximately $29 million were placed on five of these properties.

     In 2000, we sold 15 properties, 13 of which were sold in a single transaction for a total sales price of $12 million, which resulted in a net gain of approximately $3.8 million for financial statement purposes.

     In 2001, we sold two properties for a total sales price of $800,000 and recognized a net gain of $126,000.

     In November 2001, we entered into a joint venture with an affiliate of Deutsche Bank AG, which acquired a megaplex stadium-style movie theater. We invested approximately $6.3 million for our 50% participation in the joint venture. In April 2002, we sold one-half of our 50% interest in this joint venture to MTC Investors LLC. Venturers holding at least 75% of the aggregate membership interest in this joint venture must approve all material decisions, except for property acquisitions which require unanimous approval. Under the joint venture operating agreement, we will receive an acquisition fee from the joint venture equal to 0.5% of the purchase price of each property acquired by the joint venture, other than the one property already acquired in 2001. In addition, Majestic Property Management Corp., a company owned and controlled by our chairman of the board and certain of our officers, but in which we have no ownership interest, will receive a management fee equal to 1% of all rents received by the joint venture from single-tenant properties and a management fee equal to 3% of all rents received by the joint venture from multi-tenant properties. Majestic will receive leasing and mortgage brokerage fees at any property acquired by the joint venture at a rate equal to 80% of the then market cost. Majestic will also receive a construction supervision fee equal to 8% of the cost of any capital improvements or repairs to the property and a sales commission equal to 1% of the sales price of any properties that are sold.

     In February 2002, we contributed our leasehold interest in our industrial property in Miami, Florida into a joint venture with the owners of the fee estate in that property in exchange for approximately a 40% interest in the joint venture.

     At December 31, 2001, we had 23 outstanding mortgages payable, aggregating $76.6 million in principal amount, all of which are secured by first liens on individual real estate investments with an aggregate carrying value of approximately $116 million before accumulated depreciation. The mortgages bear interest at fixed rates ranging from 6.9% to 9.1%, and mature between 2002 and 2017.

RESULTS OF OPERATIONS

  COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000.

  Revenues

     Revenues consist primarily of rental income from tenants in our rental properties. Rental income increased by $2.8 million, or 22.8%, to $15.1 million for the year ended December 31, 2001 from $12.3 million for the year ended December 31, 2000. Rental income increased for 2001 as a result of the addition of rental income for the full year from eight properties which were acquired at various times during 2000. In addition, we entered into a joint venture in November 2001, which acquired a megaplex stadium-style movie theater in Norwalk, California. Revenues for 2001 include $83,000 that represents our 50% equity share of the earnings of this unconsolidated joint venture. The increase in rental income for 2001 was partially offset by an $878,000 reduction in rental income as a result of the sale of 13 properties in October 2000.

     Interest and other income decreased by $152,000, or 45.2%, to $184,000 for the year ended December 31, 2001 from $336,000 for the year ended December 31, 2000. This decrease was due to a reduction in interest earned on cash and cash equivalents available for investment because cash and cash equivalents were used during 2000 to fund property acquisitions.

  Expenses

     Depreciation and amortization expense increased by $544,000, or 22.7%, to $2.9 million for the year ended December 31, 2001 from $2.4 million for the year ended December 31, 2000. This increase resulted primarily from depreciation recorded on the eight properties acquired during 2000. The increase was partially offset by a decrease in depreciation resulting from the sale of 15 properties during 2000.

     Interest-mortgages payable increased by $1.5 million, or 34.9%, to $5.8 million for the year ended December 31, 2001 from $4.3 million for the year ended December 31, 2000. This increase resulted from mortgages placed on seven properties acquired during 2000.

     Interest-line of credit decreased by $90,000, or 26.5%, to $250,000 for the year ended December 31, 2001 from $340,000 for the year ended December 31, 2000. This decrease resulted from reduced borrowings under our credit facility as a result of our repayment of all of the indebtedness under our line of credit during 2001. This indebtedness was incurred to facilitate the purchase of several properties during 2000 and was repaid using the proceeds from mortgage financings on two properties purchased in December 2000.

     General and administrative expenses increased slightly by $47,000 for the year ended December 31, 2001 from $1.1 million for the year ended December 31, 2000. This increase was primarily due to an increase in payroll and payroll related expenses and advertising and promotional expenses resulting from an increase in our level of business activity.

     Real estate expenses increased by $114,000, or 170.1%, to $181,000 for the year ended December 31, 2001 from $67,000 for the year ended December 31, 2000. This increase was primarily due to the write-off of leasing commissions, non-recurring landlord repairs and certain real estate expenses and taxes not rebilled to tenants. The results of operations for 2000 included a refund of real estate taxes received during that period.

     During 2000, we determined that the estimated fair value of two properties was lower than their carrying amounts and therefore, we recorded a provision for valuation adjustment of real estate for the difference of $125,000. There was no comparable adjustment during 2001.

  Gain on Sale of Real Estate

     Gain on sale of real estate decreased by $3.6 million, or 96.7%, to $126,000 for the year ended December 31, 2001 from $3.8 million for the year ended December 31, 2000. This decrease was due to fewer sales of real estate in 2001. In 2001 we sold two properties, in which the gain of $172,000 from our August 2001 sale was offset in part by a $46,000 loss from our May 2001 sale. In 2000, we sold 15 properties, including 13 Total Petroleum Properties, Inc. locations which resulted in a gain of $3.6 million for financial statement purposes, as well as a gain of $43,000 on the sale of a property in May 2000 and a gain of $156,000 on the sale of a property in February 2000.

  COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND 1999

  Revenues

     Revenues consist primarily of rental income from tenants in our rental properties. Rental income increased by $3.5 million, or 39.8%, to $12.3 million for the year ended December 31, 2000 from $8.8 million for the year ended December 31, 1999. This increase was primarily due to $3.4 million in additional rental income for part of 2000 from eight properties that were acquired at various times during 2000 and by $178,000 from four additional properties that were acquired at various times during 1999. The increase in rental income was partially offset by a $214,000 decrease in revenues resulting from the sale of 13 properties during October 2000.

     Interest and other income decreased $964,000, or 74.2% to $336,000 for the year ended December 31, 2000 from $1.3 million for the year ended December 31, 1999. This decrease was primarily due to unused escrow funds of $793,000 that were returned to us during 1999. This decrease was also due to a reduction in interest earned on cash and cash equivalents available for investment, as cash and cash equivalents were used during 1999 and 2000 to fund property acquisitions.

  Expenses

     Depreciation and amortization expense increased by $711,000, or 44.4%, to $2.4 million for the year ended December 31, 2000, from $1.6 million for the year ended December 31, 1999. This increase resulted primarily from depreciation recorded on the eight properties acquired during 2000.

     Interest-mortgages payable increased by $1.8 million, or 72.0%, to $4.3 million for the year ended December 31, 2000 from $2.5 million for the year ended December 31, 1999. This increase resulted from mortgages placed on nine properties acquired during 2000 and 1999.

     Interest-line of credit increased to $340,000 during the year ended December 31, 2000. This increase resulted from borrowings under the credit facility to facilitate property acquisitions. There were no such borrowings during the prior year.

     General and administrative expenses increased by $268,000, or 32.6%, to $1.1 million for the year ended December 31, 2000 from $821,000 for the year ended December 31, 1999. This increase was primarily due to an increase in payroll and payroll related expenses and advertising and promotional expenses, as our level of business activity increased.

     Real estate expenses decreased by $62,000, or 48.1%, to $67,000 for the year ended December 31, 2000 from $129,000 for the year ended December 31, 1999. This decrease was due to a refund of real estate taxes received in 2000. The related expense had been included in the results of operations for 1999.

     During 2000, we determined that the estimated fair value of two properties was lower than their carrying amounts, and therefore, we recorded a provision for valuation adjustment of real estate for the differences of $125,000. There was no comparable adjustment during 1999.

  Gain on Sale of Real Estate

     Gain on sale of real estate increased by $3.7 million to $3.8 million for the year ended December 31, 2000 from $62,000 for the year ended December 31, 1999. This increase was primarily due to the sale of 13 properties, in a single transaction, which resulted in a net gain of $3.6 million for financial statement purposes. We also recognized a gain of $43,000 on the sale of a property in May 2000 and a gain of $156,000 on the sale of a property in February 2000. In 1999, we sold one property and recognized a gain of $62,000.

LIQUIDITY AND CAPITAL RESOURCES

     We had cash and cash equivalents of $2.3 million at December 31, 2001. Our primary sources of liquidity are cash and cash equivalents, our revolving credit facility and cash generated from operating activities. On March 24, 2000, we entered into an agreement with European American Bank (now Citibank N.A.) for a $15.0 million revolving credit facility. The facility is available to us to pay down existing mortgages or to fund the acquisition of additional properties. The facility matures on March 24, 2003. Borrowings under the facility bear interest at the bank's prime rate, currently 4.75%, and there is an unused facility fee of one-quarter of 1% per annum. Net proceeds received from the sale or refinancing of properties are required to be used to repay amounts outstanding under the facility if proceeds from the facility were used to purchase or refinance the property. The facility is guaranteed by all of our subsidiaries that own unencumbered properties and is secured by the outstanding stock of all of our subsidiaries. At December 31, 2001, we had no indebtedness outstanding under the facility. We are currently negotiating with other institutions with respect to an increase in the amount available under the credit facility.

     We, on our own behalf and on behalf of our megaplex theater joint venture, are involved in various stages of negotiation with respect to the acquisition of additional net leased properties. The joint venture will only acquire movie theater properties. The joint venture has agreed to acquire three theaters: a 20 screen theater located in Beavercreek, Ohio, a suburb of Dayton, for total consideration of $9.7 million, with an equity investment by us of approximately $2.4 million; a 22 screen theater located in Austell, Georgia for total consideration of $11.8 million, with an equity investment by us of approximately $3.0 million; and a 24 screen theater located in Morrow, Georgia, a suburb of Atlanta, for total consideration of $14.1 million, with an equity investment by us of approximately $3.5 million. We will use the proceeds of this offering, cash provided from operations and our credit facility to fund these and other acquisitions. The completion of these additional acquisitions is subject to the satisfaction or waiver of certain conditions. In addition, we may identify additional acquisition opportunities in the future. The joint venture is seeking mortgage financing secured by properties owned and to be acquired by it.

     The following sets forth our contractual cash obligations as of December 31, 2001, all of which relate to interest and principal amortization payments and balances due at maturity under outstanding mortgages secured by our properties, for the periods indicated:

Due within 1 year...........................................  $ 8,130,000
Due 1 to 3 years............................................   24,420,000
Due 4 to 5 years............................................   26,007,000
Due after 5 years...........................................   55,894,000

     As of December 31, 2001, we had outstanding approximately $76.6 million in long-term mortgage indebtedness, all of which is non-recourse (subject to standard carve-outs). We expect that debt service payments of approximately $19.5 million due in the next three years will be paid primarily from cash generated from our operations. We anticipate that loan maturities of approximately $11.7 million due in the next three years (excluding approximately $1.3 million to be paid from the proceeds of this offering) will be paid primarily from mortgage financings or refinancings. If we are not successful in refinancing our existing indebtedness or financing our unencumbered properties, our cash flow will not be sufficient to repay all maturing debt when payments become due, and we may be forced to sell additional equity or dispose of properties on disadvantageous terms.

     We had no outstanding contingent commitments, such as guarantees of indebtedness, or any other contractual cash obligations at December 31, 2001.

     We intend to expand our investment activities independently and through our joint ventures in the near future. In the ordinary course of our business, we are involved in varying levels of discussions with respect to the acquisition of additional properties; however, the three megaplex theater properties identified above that our joint venture has contracted to purchase are the only properties that we currently have under contract to purchase. We expect that in order to execute our expansion program, we will have to identify sources for and obtain a significant amount of additional capital, either through increased debt or additional equity or through increased reliance on joint ventures with third parties.

  CASH DISTRIBUTION POLICY

     We have elected to be taxed as a REIT under the Internal Revenue Code since our taxable year ended December 31, 1983. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute currently at least 90% of our ordinary taxable income to our stockholders. It is our current intention to comply with these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate federal, state or local income taxes on taxable income we distribute currently (in accordance with the Internal Revenue Code and applicable regulations) to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal, state and local income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent tax years. Even if we qualify for federal taxation as a REIT, we may be subject to certain state and local taxes on our income and to federal income and excise taxes on our undistributed taxable income, i.e., taxable income not distributed in the amounts and in the time frames prescribed by the Internal Revenue Code and applicable regulations thereunder.

     It is our intention to pay to our stockholders within the time periods prescribed by the Internal Revenue Code no less than 90%, and, if possible, 100% of our annual taxable income, including gains from the sale of real estate and recognized gains on sale of securities. It will continue to be our policy to make sufficient cash distributions to stockholders in order for us to maintain our REIT status under the Internal Revenue Code.

SIGNIFICANT ACCOUNTING POLICIES

     Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements, a copy of which is included in this prospectus. Certain of our accounting policies are particularly important to an understanding of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to a degree of uncertainty. These significant accounting policies include:

  REVENUES

     Our revenues, which are substantially derived from rental income, include rental income that each tenant pays in accordance with the terms of its respective lease reported on a straight-line basis over the initial term of the lease. Since many of our leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record as an asset and include in revenues unbilled rent receivables which we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. Accordingly, our management must determine, in its judgment, that the unbilled rent receivable applicable to each specific tenant is collectible. We review unbilled rent receivables on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant is engaged and economic conditions in the area in which the property is located. In the event that the collectability of an unbilled rent receivable is in doubt, we would be required to take a reserve against the receivable or a direct write off of the receivable, which would have an adverse effect on net income for the year in which the reserve or direct write off is taken and would decrease total assets and stockholders' equity. At December 31, 2001, management had not taken a reserve or direct write off against the unbilled rent receivable of $2.4 million.

  VALUE OF REAL ESTATE PORTFOLIO

     We review our real estate portfolio on a quarterly basis to ascertain if there has been any impairment in the value of any of our real estate assets in order to determine if there is any need for a provision for valuation adjustment. In reviewing the portfolio, we examine the type of asset, its location, the economic situation in the area in which the asset is located, the economic situation in the industry in which the tenant is involved and the timeliness of the payments made by the tenant under its lease, as well as any current correspondence we may have had with the tenant, including property inspection reports. We also ascertain appropriate capitalization rates for the real estate asset in the area in which the property is located and apply such capitalization rate to the net operating income derived from that asset. We do not obtain any independent appraisals in determining value, but rely on our own analysis and valuations. Any provision taken with respect to any part of our real estate portfolio will reduce our net income and reduce assets and stockholders' equity to the extent of the amount of the valuation allowance, but it will not affect our cash flow until such time as the property is sold. A $125,000 valuation adjustment was recorded in 2000. There was no valuation adjustment recorded in 2001.

CERTAIN TRANSACTIONS

     Fredric H. Gould, chairman of our board of directors, is chairman of the board of trustees of BRT Realty Trust, a mortgage lending REIT, chairman of the board of directors and sole stockholder of the managing general partner of Gould Investors L.P. and sole member of a limited liability company which is also a general partner of Gould Investors L.P. Matthew Gould, one of our senior vice presidents and directors, is a senior vice president and trustee of BRT Realty Trust and president of the managing general partner of Gould Investors L.P. Jeffrey Gould, one of our senior vice presidents and directors, is president, chief executive officer and a trustee of BRT Realty Trust and a vice president of the corporate managing general partner of Gould Investors L.P. Gould Investors L.P. owns 18% of our outstanding common stock and 16% of our voting rights. In addition, David W. Kalish, Simeon Brinberg, Mark Lundy and Israel Rosenzweig, each of whom is an executive officer of our company, are also executive officers of BRT Realty Trust and of the corporate managing partner of Gould Investors L.P. Arthur Hurand, one of our directors, is a trustee of BRT Realty Trust. We also own 30,048 common shares of BRT Realty Trust, which is less than 1% of its total voting power.

     We and certain of our related entities, including Gould Investors L.P. and BRT Realty Trust, occupy common office space and use certain personnel in common. In 2001, we paid Gould Investors L.P. $351,000 for general and administrative expenses, including rent, telecommunication services, computer services, bookkeeping, secretarial and other clerical services and legal and accounting services. This amount includes an aggregate of $191,500, allocated to us for services (primarily legal and accounting), performed by seven executive officers who are not engaged by us on a full time basis. The allocation of general and administrative expenses is computed on a quarterly basis and is based on the estimated time devoted by executive, administrative and clerical personnel to the affairs of each participating entity. The services of secretarial personnel generally are allocated on the same basis as that of the executive for whom each secretary works. In addition, we paid $32,615 to the law firm of Brinberg & Lundy, a partnership in which Messrs. Brinberg and Lundy are partners, for services rendered by Mr. Lundy in connection with potential property acquisitions, completed mortgage financings and our involvement in the megaplex theater joint venture. The fees paid to Brinberg & Lundy were capitalized.

     In 2001, we paid Majestic Property Management Corp., a company in which we have no ownership interest and which is controlled by the chairman of our board of directors and certain of our officers, brokerage fees totaling $136,000 relating to $13.6 million principal amount of mortgages placed on two of our properties. In addition, for the year ended December 31, 2001, we paid this company a fee of $12,500 for supervision of improvements to a property that we own. The fees paid to this entity were approved by the members of our board of directors, including a majority of the independent directors, and were based on the fees which would be charged by unaffiliated persons for comparable services in the geographic area in which the properties for which the fees were paid are located. Our board of directors intended that the fees paid to related parties would not be greater than the fees which would have been paid to unaffiliated persons for comparable services.

     A management fee equal to 1% of rent is paid by our megaplex joint venture tenant to Majestic Property Management Corp. The fee for 2001 was $1,300.

     During October 1998, Gould Investors L.P. loaned $350,000 to Jeffrey Fishman, our president and chief executive officer, and his wife. Mr. Fishman was not our employee in 1998. The loan matured in October

2001 and was repaid prior to December 31, 2001. The loan was secured by interests in several real estate partnerships in which we or Gould Investors L.P. are the majority partners, and Mrs. Fishman is the minority partner. Mrs. Fishman is currently a 5% equity owner in Elpans LLC, a limited liability company that owns our property in Brooklyn, NY. Elpans LLC was formed, and Mrs. Fishman acquired her interest in Elpans LLC, prior to the time Mr. Fishman became our employee.

     During December 1999 and January and February of 2000, we made three loans aggregating $240,000 to Mr. Fishman. These loans are evidenced by promissory notes and bear interest at the prime rate. The loans are secured by the shares of our common stock that were purchased with the proceeds of the loans and are personally guaranteed by Mr. Fishman and his wife. These loans were made for the express purpose of providing funds to Mr. Fishman for the purchase of shares of our common stock in the open market and they were agreed to by us during negotiations pertaining to Mr. Fishman's employment with us as our president and chief operating officer. As of April 19, 2002, $167,000 was outstanding under the loans.

     To the extent that we engage in any transactions with our affiliated entities, it is our policy to provide that the terms of such transactions are no more favorable to our affiliated entities than they would have been had such entities contracted with an independent third party.

     It is our policy, and the policy of our affiliated entities, that any investment opportunity presented to us or to any of our affiliated entities that involves primarily a net leased property will be first offered to us and declined by us before any of our affiliated entities may pursue the opportunity.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     All of our long-term debt bears interest at fixed rates and, therefore, the fair value of these instruments is affected by changes in the market interest rates. The following table presents principal cash flows based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the fixed rate debt.

YEAR ENDING                                                  PRINCIPAL CASH      AVERAGE
DECEMBER 31,                                                     FLOWS        INTEREST RATE
------------                                                 --------------   -------------
                                                             (IN THOUSANDS)
2002.......................................................     $ 2,493           7.85%
2003.......................................................      10,000           7.89
2004.......................................................       4,092           7.94
2005.......................................................       9,367           7.97
2006.......................................................       8,741           7.95
Thereafter.................................................      41,894           7.93
                                                                -------
     Total.................................................     $76,587           7.93
                                                                =======
Fair Value.................................................     $77,303           7.75%
                                                                =======

                                 OUR MANAGEMENT

     The following sets forth information with respect to our executive officers and directors:

NAME                                         AGE            POSITION WITH THE COMPANY
----                                         ---            -------------------------
Fredric H. Gould(1)........................  66    Chairman of the Board
Jeffrey Fishman............................  43    President and Chief Executive Officer
Jeffrey Gould(2)...........................  36    Senior Vice President and Director
Matthew Gould(2)...........................  42    Senior Vice President and Director
Israel Rosenzweig..........................  54    Senior Vice President
Simeon Brinberg............................  68    Senior Vice President
David W. Kalish............................  55    Senior Vice President and Chief Financial
                                                   Officer
Mark H. Lundy..............................  40    Vice President and Secretary
Seth D. Kobay..............................  47    Vice President and Treasurer
Karen Dunleavy.............................  43    Vice President, Financial
Lawrence G. Ricketts, Jr...................  25    Vice President, Acquisitions
Joseph A. Amato(2).........................  65    Director
Charles Biederman(3).......................  68    Director
James J. Burns(1)..........................  62    Director
Arthur Hurand(1)...........................  85    Director
Marshall Rose(3)...........................  65    Director
Patrick J. Callan, Jr.(4)..................  40    Director Nominee

---------------

(1) Term as director expires at our 2003 Annual Meeting.

(2) Term as director expires at our 2004 Annual Meeting.

(3) Term as director expires at our 2002 Annual Meeting. Nominee for reelection as director.

(4) Nominee for director.

     Each of the executive officers listed above will hold office until the next annual meeting of our board of directors, scheduled for June 10, 2002, or until their respective successors are elected and shall qualify.

     Fredric H. Gould has served as chairman of our board of directors since 1989 and served as our chief executive officer from December 1999 to December 2001. Mr. Gould has served as chairman of the board of trustees of BRT Realty Trust, a real estate investment trust, the securities of which are traded on the New York Stock Exchange, since 1984 and as chief executive officer of BRT Realty Trust from 1996 to December 31, 2001. Since 1985, Mr. Gould has been an executive officer (and is currently chairman of the board) of the managing general partner of Gould Investors L.P., a limited partnership primarily engaged in the ownership and operation of real properties, and he serves as sole member of a limited liability company that is the other general partner of Gould Investors L.P. He is president of the advisor to BRT Realty Trust, a director of East Group Properties, Inc., a REIT the securities of which are traded on the New York Stock Exchange, and a director of Yonkers Financial Corporation and its subsidiary, Yonkers Savings and Loan Association, F.A. He is the father of Matthew Gould and Jeffrey Gould.

     Jeffrey Fishman has been our president since December 1999 and has been our chief executive officer since January 1, 2002. Mr. Fishman also served as our chief operating officer from December 1999 until December 2001. From 1996 to December 1999, Mr. Fishman was a senior managing director of Cogswell Properties, LLC, a company engaged in the ownership and management of real property. For more than five years prior to 1996, he was president of Britannia Management Services, Inc., a real estate property owner and manager.

     Jeffrey Gould has been our vice president since 1989 and a senior vice president and director since December 1999. Mr. Gould has been president and chief operating officer of BRT Realty Trust since March

1996 and was named chief executive officer of BRT Realty Trust on January 1, 2002. Mr. Gould has served as a trustee of BRT Realty Trust since March 1997. He has also served as a senior vice president of the managing general partner of Gould Investors L.P. since 1996. He is the son of Fredric H. Gould and the brother of Matthew Gould.

     Matthew Gould served as our president and chief executive officer from 1989 to December 1999 and became a senior vice president and member of our board of directors in December 1999. Mr. Gould has served as president of the managing general partner of Gould Investors L.P. since 1996. He has been a vice president of BRT Realty Trust since 1986 and a trustee of BRT Realty Trust since March 2001, and he also serves as a vice president of the advisor to BRT Realty Trust. He is the son of Fredric H. Gould and the brother of Jeffrey Gould.

     Israel Rosenzweig has been our senior vice president since June 1997 and a senior vice president of BRT Realty Trust since March 1998. From November 1994 to April 1997, he was a senior vice president and chief lending officer of Bankers Federal Savings and Loan Association. Mr. Rosenzweig has been vice president of the managing general partner of Gould Investors L.P. since May 1997. For more than five years prior to March 1995, he served as president of BRT Realty Trust.

     Simeon Brinberg has served as our senior vice president since 1989. He has been secretary of BRT Realty Trust since 1983, a senior vice president of BRT Realty Trust since 1988 and a vice president of the managing general partner of Gould Investors L.P. since 1988. Mr. Brinberg is an attorney-at-law, a member of the bar of New York and a partner in the law firm of Brinberg & Lundy.

     David W. Kalish has served as our senior vice president and chief financial officer since June 1990. Mr. Kalish has also been a senior vice president, finance of BRT Realty Trust since August 1998 and vice president and chief financial officer of the managing general partner of Gould Investors L.P. since 1990. Mr. Kalish is a certified public accountant.

     Mark H. Lundy has been our secretary since June 1993 and our vice president since June 2000. He has been a vice president of BRT Realty Trust since April 1993 and a vice president of the managing general partner of Gould Investors L.P. since July 1990. He is an attorney-at-law, a member of the bars of New York and the District of Columbia and a partner in the law firm of Brinberg & Lundy.

     Seth D. Kobay has been our vice president and treasurer since August 1994. Mr. Kobay has been vice president and treasurer of BRT Realty Trust since March 1994 and vice president of operations of the managing general partner of Gould Investors L.P. since 1986. Mr. Kobay is a certified public accountant.

     Karen Dunleavy has been our vice president, financial since August 1994. She has served as treasurer of the managing general partner of Gould Investors L.P. since 1986. Ms. Dunleavy is a certified public accountant.

     Lawrence G. Ricketts, Jr. has been our vice president, acquisitions since December 1999 and has been employed by us since January 1999. Mr. Ricketts began his career in May 1998 as an analyst at BRT Funding Corp., a subsidiary of BRT Realty Trust, a position he held until January 1999.

     Joseph A. Amato has been a member of our board of directors since June 1989. Mr. Amato is engaged in real estate development and has been president of Kent Companies, Inc., a company engaged in real estate development, since 1970.

     Charles Biederman has been a member of our board of directors since June 1989. Mr. Biederman is presently engaged in real estate development and has been a consultant to Sunstone Hotel Investors, LLC, a company engaged in the management, ownership and development of hotel properties, since 1998. From 1994 to the present, Mr. Biederman has been the president of Woodstone Homes, Inc., a builder of custom homes. From 1995 to 1998, he served as executive vice president of Sunstone Hotel Investors, Inc., a REIT engaged in the ownership of hotel properties the securities of which were publicly traded.

     James J. Burns has been a member of our board of directors since June 2000. Mr. Burns has been senior vice president and chief financial officer of Wellsford Real Properties, Inc., a real estate merchant banking company, since October 1999 and was a partner of Ernst & Young LLP, certified public accountants, from October 1977 to September 1999. He is also a director of Cedar Income Fund Ltd., a real estate investment trust.

     Arthur Hurand has been a member of our board of directors since June 1989. Mr. Hurand is a private investor and has been a trustee of BRT Realty Trust since 1984.

     Marshall Rose has been a member of our board of directors since June 1989. He has been the chairman of The Georgetown Group, Inc., a company engaged in real estate consulting, since 1978 and is chairman emeritus of the New York Public Library and a director of Estee Lauder, Inc., a manufacturer of cosmetic and skin care products.

     Patrick J. Callan, Jr. is a nominee for election as a director at our 2002 annual meeting of stockholders. He has been vice president of real estate for Kimco Realty Corporation, a REIT the shares of which are publicly traded, since May 1998 and was a director of real estate of Kimco Realty Corporation from November 1990 to May 1998.

                           DESCRIPTION OF SECURITIES

GENERAL

     Our charter provides that we may issue up to 27,300,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $1.00 per share and 2,300,000 shares of preferred stock, par value $1.00 per share. As of April 19, 2002, 3,084,561 shares of common stock and 648,058 shares of redeemable convertible preferred stock were outstanding.

COMMON STOCK

     Subject to the preferential rights of any other shares or series of capital stock, holders of shares of our common stock are entitled to receive distributions on such shares if, as and when authorized and declared by our board of directors out of assets legally available and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities. Holders of shares of our preferred stock are entitled to receive, when and as declared by the board of directors cumulative cash distributions at the annual rate of $1.60 per share in preference to dividends on our common stock.

     Each outstanding share of our common stock entitles the holder to one vote and each outstanding share of our preferred stock entitles the holder to one-half vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock and our preferred stock, voting as one class, can elect all of the directors then standing for election and the holders of the remaining shares of our common stock and our preferred stock will not be able to elect any directors. Holders of shares of common stock have no preference, conversion, sinking fund, redemption, exchange or preemptive rights to subscribe for any of our securities.

     Our board of directors may refuse to transfer or issue shares of our common stock to any person whose acquisition of such shares would, in the opinion of our board of directors, result in our disqualification as a REIT. In addition, any transfer of our common stock that results in our disqualification as a REIT will be considered void from the initial date of transfer.

     Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot (except under and in compliance with specifically enumerated provisions of the MGCL) dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter provides for approval of any such action by a majority of the votes entitled to be cast in the matter, except that an amendment to our charter changing the rights, privileges or preferences of any class or series of outstanding stock must be approved by not less than two-thirds of the outstanding shares of such class or series of stock. Also, certain charter amendments affecting our preferred stock require the approval of the holders of at least two-thirds of our preferred stock as more fully described under "-- Amendment to Our Charter" below.

PREFERRED STOCK

  DIVIDEND RIGHTS

     The holders of our preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at the annual rate of $1.60 per share, payable quarterly on January 1, April 1, July 1 and October
1. Dividends on our preferred stock are cumulative and have a preference over dividends on our common stock and any other of our junior stock that may be outstanding from time to time.

  VOTING RIGHTS

     The holders of our preferred stock are entitled to one-half vote per share on any matters to be voted upon by our stockholders, including the election of directors. The holders of our preferred stock and our common stock vote as one class. In addition, the holders of our preferred stock will have the right to elect two directors as a class in the event of a default in the payment of preferred stock dividends in an amount equivalent to eight consecutive quarter-annual payments. Without the approval of the holders of at least two-thirds of the outstanding shares of our preferred stock, additional shares of our preferred stock cannot be issued and our charter and by-laws cannot be amended or repealed to change the rights, privileges or preferences of our preferred stock, or to authorize or create any class of stock having a preference as to dividends or assets over our preferred stock. Without approval of the holders of at least a majority of the outstanding shares of our preferred stock, we cannot create an additional class of preferred stock with preferences equal to our preferred stock.

  LIQUIDATION RIGHTS

     Holders of our preferred stock have a preference of $16.50 per share plus accrued and unpaid dividends in case of either our voluntary or involuntary liquidation or dissolution. No distribution ahead of the preferred stock will be permitted on our common stock or any other junior stock that we may issue.

  REDEMPTION

     Provided that there is no arrearage in the payment of dividends on our preferred stock, the preferred stock will be redeemable upon notice, at our option, at a price of $16.50 per share. No sinking fund is required.

  CONVERSION RIGHTS

     Each share of our preferred stock is convertible at any time, at the option of the holder thereof, into 0.825 of a share of common stock upon surrender of a share of preferred stock. The conversion right is subject to adjustment in certain events, including subdivisions or combinations of our common stock, declaration of stock dividends, issuance of rights to subscribe for our stock or other securities, change of shares of our common stock into shares of any other class or classes of stock, mergers and consolidations. Upon conversion, no adjustment will be made for cumulative dividends except that any unpaid dividends will constitute our debt to the converting stockholder. No fractional shares will be issued upon conversion, but in lieu thereof, we will pay the then market value of any such fraction in cash.

  RESTRICTIONS ON OWNERSHIP AND TRANSFER

     Our board of directors may refuse to transfer or issue shares of our preferred stock to any person whose acquisition of such shares would, in the opinion of our board of directors, result in our disqualification as a REIT. In addition, any transfer of preferred stock that results in our disqualification as a REIT, will be void from the initial date of transfer.

CLASSIFICATION OF OUR BOARD OF DIRECTORS, VACANCIES AND REMOVAL OF DIRECTORS

     Our charter provides that the board of directors is divided into three classes. Directors of each class serve for terms of three years each, with the terms of each class beginning in different years. We currently have eight directors. Effective as of our 2002 annual meeting of stockholders, our board of directors will be expanded to nine directors. The number of directors in each class and the expiration of the current term of each class is as follows:

                   Class 3 -- 2 Directors; Term Expires 2002
                   Class 1 -- 3 Directors; Term Expires 2003
                   Class 2 -- 3 Directors; Term Expires 2004

     At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

     Our by-laws provide that any vacancy on our board may be filled by action of a majority of the entire board. A director elected by the board to fill a vacancy will hold office until the next annual meeting of stockholders or until his successor is elected and qualified. Our charter provides that our stockholders may only remove an incumbent director for cause and upon an affirmative vote of the majority of all of the outstanding shares entitled to vote thereon.

INDEMNIFICATION

     Our charter obligates us to indemnify our directors and officers to the maximum extent permitted by Maryland law. The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

LIMITATION OF LIABILITY

     The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that
(1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter provides for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

MARYLAND BUSINESS COMBINATION ACT

     Pursuant to article X of our charter, we have expressly elected not to be subject to, or governed by, the MGCL's requirements for "business combinations" between a Maryland corporation and "interested stockholders".

MARYLAND CONTROL SHARE ACQUISITION ACT

     Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the "control shares" voting rights. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power of at least 10% of the voting power in electing directors.

     Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel our board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. If that person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

     If voting rights are not approved at a meeting of stockholders, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

     - the last control share acquisition by the acquiring person; or

     - any meeting where stockholders considered and did not approve voting rights of the control shares.

     If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to cause us to redeem your stock for fair value. Under the MGCL, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

     The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

     Our by-laws exempt any acquisition by Gould Investors L.P. of our equity securities from the provisions of the control share acquisition statute. This section of our by-laws may not be amended or repealed without the written consent of Gould Investors L.P. or approval of the holders of at least two-thirds of the outstanding shares of our capital stock.

     The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

AMENDMENT TO OUR CHARTER

     Our charter may be amended by the vote of a majority of the shares entitled to vote, except that no amendment changing the rights, privileges or preferences of any class or series of outstanding stock will be valid unless such amendment is authorized by not less than two-thirds of the outstanding shares of such class or series of stock. Without the approval of the holders of at least two-thirds of the outstanding shares of our preferred stock, additional shares of our preferred stock cannot be issued and our charter cannot be amended or repealed to change the rights, privileges or preferences of our preferred stock, or to authorize or create any class of stock having a preference as to dividends or assets over our preferred stock. Without approval of the holders of at least a majority of the outstanding shares of our preferred stock, we cannot create an additional class of preferred stock with preferences equal to our preferred stock.

AMENDMENT TO OUR BY-LAWS

     Our board of directors has the power to alter, modify or repeal any of our by-laws and to make new by-laws, except that our board may not alter, modify or repeal (i) any by-laws made by stockholders, (ii) section 11 of article II of our by-laws governing the Gould Investors L.P. exemption from the control share acquisition statute, (iii) section 17 of article III of our by-laws that governs our investment policies and restrictions, or (iv) section 18 of article III of our by-laws that governs management arrangements. In addition, our stockholders have the power to alter, modify or repeal any of our by-laws and to make new by-laws by majority vote; however at least two-thirds of the holders of outstanding shares of our preferred stock must vote in favor of any amendment which changes the rights, privileges or preferences of our preferred stock, or to amend or repeal the Gould Investors L.P. exemption from the control share acquisition statute.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company is the transfer agent and registrar for our stock.

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                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes the U.S. federal income tax issues that you, as a prospective investor, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of prospective investors that are subject to special treatment under U.S. federal income tax laws, including, without limitation, insurance companies, tax-exempt organizations (except to the extent discussed in "-- Taxation of Tax-Exempt Stockholders" below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "-- Taxation of Non-U.S. Stockholders" below).

     The statements in this section are based on current U.S. federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may have retroactive effect, will not cause one or more statements in this section to be inaccurate.

     In connection with this offering of our common stock, McCarter & English, LLP ("McC&E") is rendering an opinion, which will be filed as an exhibit to the registration statement of which this prospectus is a part. McC&E will opine that, commencing with our taxable year ended December 31, 1998, we have been organized and operated in conformity with the requirements for qualification as a REIT under U.S. federal income tax laws, and that our method of operation will enable us to meet the requirements for qualification as a REIT under U.S. federal income tax laws, provided that we continue to meet the applicable asset composition, sources of income, shareholder diversification, distribution, record-keeping and other requirements under U.S. federal income tax laws necessary for a corporation to qualify as a REIT. You should be aware that McC&E's opinion is based on current law and is not binding on the Internal Revenue Service or any court. In addition, the opinion is based on customary assumptions and on our representations as to factual matters, all of which are described in the opinion. We have not sought a ruling from the U.S. Internal Revenue Service ("IRS") or any other federal, state, local or foreign taxing authority (to the extent such rulings are available) with respect to any of the tax issues discussed in this section or which may otherwise affect stockholders.

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION

     We elected to be taxed as a REIT under the U.S. federal income tax laws beginning with our taxable year ended December 31, 1983. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to operate in a manner that will preserve that qualification. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

     Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see "-- Failure to Qualify," below.

     If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the "double taxation"

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(i.e., taxation at both the corporate and stockholder levels) that generally results from owning stock in a corporation. However, we will be subject to U.S. federal tax in the following circumstances:

     - We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned;

     - We may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to stockholders;

     - We will pay income tax at the highest corporate rate on:

      - net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business; and

      - other non-qualifying income from foreclosure property.

     - We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

     - If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "-- Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

     - If we fail to distribute during a calendar year at least the sum of:

      - 85% of our REIT ordinary income for the year;

      - 95% of our REIT capital gain net income for the year; and

      - any undistributed taxable income from earlier periods; then we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

     - We may elect to retain and pay income tax on our net long-term capital gain.

     - We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

     - If we acquire any asset from a C corporation (or any other corporation that generally is subject to full corporate-level tax) in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset (a "conversion transaction"), we will pay tax at the highest regular corporate rate applicable if we recognize any net built-in gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. With respect to conversion transactions that occurred on or after June 10, 1987, and before January 2, 2002, the rules described above will apply provided we make an election under the relevant Temporary Regulations. With respect to conversion transactions occurring on or after January 2, 2002, the rules described above will apply automatically.

REQUIREMENTS FOR QUALIFICATION

     A REIT is an entity that meets each of the following requirements:

        1.  It is managed by trustees or directors.

        2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

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

        3. It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.

        4. It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

        5. At least 100 persons are beneficial owners of its shares or ownership certificates.

        6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year.

        7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

        8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

     We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the applicable requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. We have issued sufficient shares of common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of the shares of common stock so that we should continue to satisfy these requirements as discussed in "Description of Securities -- Common Stock" above.

     A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT and for which no election has been made to treat such corporation as a "taxable REIT subsidiary." We own certain of our properties through subsidiaries. Each of our subsidiaries qualify as "qualified REIT subsidiaries" under U.S. federal income tax law. Accordingly, for U.S. federal income tax purposes, our subsidiaries are ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit.

     An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in an entity treated as a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership or joint venture or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a "subsidiary partnership"), will be treated as our assets and gross income for purposes of applying the various REIT qualification tests. We own the majority of membership interests in a limited liability company that is treated as a partnership for U.S. federal income tax purposes and we own membership interests in the two joint ventures. Accordingly, our proportionate share of the assets, liabilities and items of income of the limited liability company and the joint ventures will be treated as our assets and gross income for purposes of applying the various REIT qualification tests discussed in this section.

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

     Tax legislation enacted in 1999 allows a REIT to own up to 100% of the stock of a "taxable REIT subsidiary" ("TRS") in taxable years beginning on or after January 1, 2001. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT (or the REIT's tenants) that are not conducted on an arm's-length basis. We do not currently have any TRSs, but cannot foreclose the possibility of the formation of one or more TRSs in future taxable years.

INCOME TESTS

     We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of specific types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of this 75% gross income test generally includes:

     - rents from real property;

     - interest on debt secured by mortgages on real property, or on interests in real property;

     - dividends or other distributions on, and gain from the sale of, shares in other REITs; and

     - gain from the sale of real estate assets.

     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of the foregoing. Gross income from sales of property held primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

     A REIT will incur a 100% tax on the net income derived from any "prohibited transaction," which is a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold "primarily for sale to customers in the ordinary course of a trade or business."

     While income from foreclosure property qualifies for purposes of satisfying the 75% and 95% gross income tests, we will be subject to tax at the maximum corporate rate on any income from such foreclosure property, other than any portion of such income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property:

     - that is acquired by a REIT as a result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on indebtedness that such property secured;

     - for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and
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

     - for which the REIT makes a proper election to treat the property as foreclosure property.

     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

     - on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

     - on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

     - which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

     We have no foreclosure property as of the date of this prospectus.

     Rent that we receive from real property that we own and lease to tenants will qualify as "rents from real property," which is qualifying income for purposes of both the 75% and 95% gross income tests, only if each of the following conditions is met:

     - The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales;

     - Neither we nor any direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS in taxable years beginning after December 31, 2000). Rent we receive from a TRS will qualify as "rents from real property" if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants and the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space;

     - Not all of the rent received under a lease of real property will qualify as "rents from real property" if the rent attributable to the personal property leased in connection with such lease is more than 15% of the total rent received under the lease. If rent attributable to the personal property leased is more than 15% of the total rent received, none of the rent allocable to the personal property will be considered "rents from real property" for purposes of the 75% and 95% gross income tests. Pursuant to legislation effective January 1, 2001, the allocation of rent between real and personal property is based on the relative fair market values of the real and personal property; and

     - We generally must not operate or manage our real property or furnish or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS in taxable years beginning after December 31, 2000. A TRS generally can provide customary and noncustomary services to our tenants without tainting our rental income.

     We believe that the rents we receive meet all of these conditions.

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

     If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions generally will be available if:

     - our failure to meet such tests is due to reasonable cause and not due to willful neglect;

     - we attach a schedule of the sources of our income to our tax return; and

     - any incorrect information on such schedule is not due to fraud with intent to evade tax.

     We cannot predict, however, whether in any relevant circumstance we would qualify for the relief provisions referenced above. In addition, as discussed above in "-- Taxation," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

ASSET TESTS

     To maintain our qualification as a REIT, we also must satisfy two asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

     - cash or cash items, including certain receivables;

     - government securities;

     - interests in real property, including leaseholds and options to acquire real property and leaseholds;

     - interests in mortgages on real property;

     - stock in other REITs; and

     - investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt featuring at least a five-year term.

     Under the second asset test, except for (1) securities in the 75% asset class, (2) securities in a TRS or qualified REIT subsidiary, and (3) certain partnership interests and certain debt obligations:

     - not more than 5% of the value of our total assets may be represented by securities of any one issuer; and

     - we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and beginning January 1, 2001, we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

     In addition, beginning January 1, 2001, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs.

     We believe that our existing assets are qualifying assets for purposes of the aforementioned asset tests. We also believe that any additional real property that we acquire, loans that we extend and temporary investments that we make generally will be qualifying assets for purposes of such asset tests. We will monitor the status of our acquired assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests.

     If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

     - we satisfied the asset tests at the end of the preceding calendar quarter; and

     - the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

     If we did not satisfy the condition described in the first item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

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

     Although we own no TRSs currently, we may own up to 100% of the stock of one or more TRSs in the future. TRSs can perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. Should such an entity be organized, we and the relevant subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS itself. The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. Further, there is a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis. We may not own more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. As noted above, no more than 20% of our assets can consist of securities of TRSs.

DISTRIBUTION REQUIREMENTS

     For taxable years beginning on or after January 1, 2001, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to the sum of:

     - 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss; and

     - 90% of our after-tax net income, if any, from foreclosure property; minus

     - the sum of certain items of non-cash income.

     We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

     We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three-months of the calendar year, at least the sum of:

     - 85% of our REIT ordinary income for such year;

     - 95% of our REIT capital gain net income for such year; and

     - any undistributed taxable income from prior period, then we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "-- Taxation of Taxable U.S. Stockholders," below. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the foregoing annual distribution requirements.

     It is possible that, from time to time, we may experience timing differences between:

     - the actual receipt of income and actual payment of deductible expenses;
       and

     - the inclusion of that income and the deduction of such expenses in arriving at our REIT taxable income.

     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

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

RECORDKEEPING REQUIREMENTS

     We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request information from our stockholders on an annual basis designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with these requirements.

FAILURE TO QUALIFY

     If we fail to qualify as a REIT in any taxable year, and no relief provision is available, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. Moreover, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable to them as ordinary income. Under such circumstances and subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether, under any applicable circumstances, we would qualify for any available statutory relief if we ever fail to qualify as a REIT.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

     As long as we qualify as a REIT, a taxable "U.S. stockholder" must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations with respect to such distributions. The term "U.S. stockholder" means a holder of common stock that, for U.S. federal income tax purposes, is:

     - a citizen or resident of the U.S.;

     - an entity created or organized under the laws of the U.S. or of a political subdivision of the U.S.;

     - an estate whose income from sources outside the U.S. is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - any trust with respect to which:

      - a U.S. court is able to exercise primary supervision over its administration; and

      - one or more U.S. persons have the authority to control all of its substantial decisions.

     A U.S. stockholder generally will recognize and be taxed on distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its common stock. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would, however, receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares of common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

     A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted tax basis of the U.S. stockholder's shares of common stock. Instead, the distribution will reduce the adjusted tax basis of such shares of common stock in the U.S. stockholder's hands. A U.S. stockholder will recognize and pay tax on a distribution in excess of both our current and accumulated earnings and profits and such stockholder's adjusted tax basis in its shares of common stock as long-term capital gain, or short-term capital gain if the shares of common stock have been held by the stockholder for one year or less, assuming the shares of common stock are a capital asset in the hands of the U.S. stockholder. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to dividends on our preferred stock and then to dividends on our common stock.

     Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the shares of common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of shares of common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of each taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

TAXATION OF U.S. STOCKHOLDERS ON THE DISPOSITION OF COMMON STOCK

     In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her shares of common stock as long-term capital gain or loss if the U.S. stockholder has held the shares of common stock for more than one year. However, a U.S. stockholder must treat any loss upon a sale or exchange of shares of common stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares of common stock may be disallowed if the U.S. stockholder purchases other shares of common stock within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     The U.S. federal tax rate differential between long-term capital gain and ordinary income for non-corporate taxpayers currently is (and may remain) significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange of such asset to be treated as long-term capital gain or loss. The highest marginal individual income tax rate on ordinary income for the 2002 tax year is 38.6% and, under current law, is to be reduced in the future. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we may designate whether such a distribution is taxable to our non-corporate stockholders at a 20% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 30% in 2002 (subject to adjustment in future years) with respect to distributions unless the holder:

     - is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

     - provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

     A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see "-- Taxation of Non-U.S. Stockholders," below.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of shares of common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares must treat a percentage of the dividends that it receives as unrelated business taxable income. Such percentage is equal to the gross income we would be deemed to derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. This rule applies to a pension trust holding more than 10% of our shares only if:

     - the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

     - we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

     - either

      - one pension trust owns more than 25% of the value of our shares; or

      - a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

TAXATION OF NON-U.S. STOCKHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. WE URGE NON-U.S. STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF U.S. FEDERAL, STATE, AND LOCAL INCOME TAX LAWS

(AS WELL AS THE TAX LAWS OF THEIR HOME JURISDICTIONS) ON OWNERSHIP OF SHARES OF COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

     - a lower treaty rate applies and the non-U.S. stockholder files the required form evidencing eligibility for that reduced rate with us; or

     - the non-U.S. stockholder files the required Form W-8 ECI (or any successor form) with us claiming that the distribution is effectively connected income.

     A non-U.S. stockholder will not incur tax on a distribution that is in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of its shares of common stock. Instead, the distribution will reduce the adjusted basis of such non-U.S. stockholder in those shares of common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of common stock if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares of common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution, in fact, exceeded our current and accumulated earnings and profits.

     We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

     For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under special provisions of the U.S. federal income tax laws known as "FIRPTA." The term "U.S. real property interests" includes interests in U.S. real property and shares in corporations at least 50% of whose assets consists of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution to a non-U.S. stockholder that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

     A non-U.S. stockholder generally will not incur tax under FIRPTA as long as at all times, non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares. We cannot assure you that that test will be met at all times or at any specific time. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the shares of common stock at all times during a specified testing period will not incur tax under FIRPTA if the shares of common stock are "regularly traded" on an established securities market. Because the common stock is regularly traded on an established securities market, a non-U.S. stockholder will not incur tax under FIRPTA unless it owns more than 5% of the common stock. If the gain on the sale of the shares of common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

     - the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same tax treatment as U.S. stockholders with respect to such gain; or

     - the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

STATE AND LOCAL TAXES

     We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the shares of common stock.

                IMPORTANCE OF OBTAINING PROFESSIONAL TAX ADVICE

     THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. TAX CONSEQUENCES MAY VARY BASED UPON THE PARTICULAR CIRCUMSTANCES OF EACH INVESTOR. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND APPLICABLE FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON STOCK.

                                  UNDERWRITING

     Friedman, Billings, Ramsey & Co., Inc. ("FBR") and Ferris, Baker Watts Incorporated are acting as representatives of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares of common stock set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

UNDERWRITER                                                    NUMBER OF SHARES
-----------                                                    ----------------
Friedman, Billings, Ramsey & Co., Inc. .....................
Ferris, Baker Watts Incorporated............................
                                                                  ---------
Total.......................................................      2,500,000

     We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 375,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter's initial commitment.

     As described in the underwriting agreement, we have agreed to reimburse the underwriters for certain accountable out of pocket expenses incurred in connection with this offering. The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 375,000 shares.

                                                      NO EXERCISE OF         FULL EXERCISE OF
                                                   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                                   ---------------------   ---------------------
Per share(1).....................................        $                       $
Total(1).........................................        $                       $

---------------

(1) Reflects the sale of up to 125,000 shares to Gould Investors L.P., net of any underwriters' discount and commission. If none of these shares are purchased by Gould Investors L.P. and they are instead sold to the public,
    the total underwriters' discounts and commissions would be $          and
    $          , without and with the over-allotment, respectively.

     We expect to incur expenses, excluding the underwriting discounts and
commissions, of approximately $          in connection with this offering.

     The underwriters propose to offer our common stock directly to the public
at $     per share and to certain dealers at this price less a concession not in
excess of $     per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $     per share to certain other dealers.
After the common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

     Each of our officers, directors and principal stockholders, including Gould L.P., has agreed with FBR, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by them, without the prior written consent of FBR. However, FBR may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

     At our request, the underwriters have reserved up to 125,000 shares of our common stock for sale to Gould Investors L.P., one of our affiliates, at the public offering price, net of any underwriting discounts or commissions. The number of shares available for sale to the general public will be reduced to the extent Gould Investors L.P. purchases such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public at the public offering price on the same basis as the other shares offered hereby.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

     In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 2,500,000 shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither the underwriters nor we make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

     The underwriters have informed us that they do not intend to confirm sales of common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

     For the 12 month period following this offering, we have engaged FBR as our financial advisor in connection with future transactions, subject to certain limitations, and have granted them a right of first offer to participate in public offerings of our securities, for which they may receive customary compensation. The underwriters or their affiliates may also provide us with other investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

     Our common stock is listed on the American Stock Exchange under the symbol "OLP."

                                    EXPERTS

     The consolidated financial statements of One Liberty Properties, Inc. and subsidiaries at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus has been passed upon for us by McCarter & English, LLP. In addition, the description of federal income tax consequences in "Certain Federal Income Tax Considerations" is based on the opinion of McCarter & English, LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings are also available to the public from the Commission's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that we file electronically with the Commission.

     We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by Commission rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement and the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. The following documents have been filed by us with the Commission (File No. 0-11083) and are incorporated by reference into this prospectus:

     - Our annual report on Form 10-K for the year ended December 31, 2001; and

     - Our current report on Form 8-K filed on April 22, 2002.

     You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to those documents which are not specifically incorporated by reference herein) without charge by writing or calling Mr. Mark Lundy, at One Liberty Properties, Inc., 60 Cutter Mill Road, Great Neck, New York 11021, telephone number (516) 466-3100.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets at December 31, 2000 and 2001...  F-3
Consolidated Statements of Income for the Three Years Ended
  December 31, 2001.........................................  F-4
Consolidated Statements of Stockholders' Equity for the
  Three Years Ended December 31, 2001.......................  F-5
Consolidated Statements of Cash Flows for the Three Years
  Ended December 31, 2001...................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of One Liberty Properties, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of One Liberty Properties, Inc. and Subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of One Liberty Properties, Inc. and Subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

New York, New York
March 1, 2002

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         2001
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
                                       ASSETS
Real estate investments, at cost (Notes 3, 4, and 5)
  Land......................................................   $ 26,279     $ 25,939
  Buildings and improvements................................    101,585      101,288
                                                               --------     --------
                                                                127,864      127,227
  Less accumulated depreciation.............................      6,244        8,663
                                                               --------     --------
                                                                121,620      118,564
Investment in unconsolidated joint venture (Note 3).........         --        6,345
Cash and cash equivalents...................................      2,069        2,285
Unbilled rent receivable (Note 3)...........................      1,615        2,442
Rent, interest, deposits and other receivables..............        976        1,157
Notes receivable -- officer (Note 7)........................        240          167
Investment in BRT Realty Trust -- (related party) (Note
  2)........................................................        240          361
Deferred financing costs....................................      1,154        1,247
Other (including available-for-sale securities of $228 and
  $249) (Note 2)............................................        305          371
                                                               --------     --------
                                                               $128,219     $132,939
                                                               ========     ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Mortgages payable (Note 5)................................   $ 64,123     $ 76,587
  Line of credit (Note 5)...................................     10,000           --
  Dividends payable.........................................         --        1,177
  Accrued expenses and other liabilities....................        720          827
                                                               --------     --------
     Total liabilities......................................     74,843       78,591
                                                               --------     --------
Commitments and contingencies...............................         --           --
Stockholders' equity (Notes 6, 8, and 9):
  Redeemable Convertible Preferred Stock, $1 par value;
     $1.60 cumulative annual dividend; 2,300 shares
     authorized; 648 shares issued; liquidation and
     redemption values of $16.50............................     10,693       10,693
  Common Stock, $1 par value; 25,000 shares authorized;
     3,010 and 3,058 shares issued and outstanding..........      3,010        3,058
  Paid-in capital...........................................     31,650       32,192
  Accumulated other comprehensive income -- net unrealized
     gain on available-for-sale securities (Note 2).........         76          261
  Accumulated undistributed net income......................      7,947        8,144
                                                               --------     --------
     Total stockholders' equity.............................     53,376       54,348
                                                               --------     --------
                                                               $128,219     $132,939
                                                               ========     ========

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999      2000      2001
                                                              -------   -------   -------
                                                                (AMOUNTS IN THOUSANDS,
                                                                EXCEPT PER SHARE DATA)
Revenues:
  Rental income (Note 3)....................................  $ 8,831   $12,333   $15,053
  Equity in earnings of unconsolidated joint venture........       --        --        83
  Interest and other income (Note 3)........................    1,349       336       184
                                                              -------   -------   -------
                                                               10,180    12,669    15,320
                                                              -------   -------   -------
Expenses:
  Depreciation and amortization.............................    1,645     2,356     2,900
  Interest -- mortgages payable (Note 5)....................    2,543     4,261     5,810
  Interest -- line of credit (Note 5).......................       --       340       250
  Leasehold rent............................................      289       289       289
  General and administrative (Note 7).......................      821     1,089     1,136
  Real estate expenses......................................      129        67       181
  Provision for valuation adjustment of real estate (Note
     4).....................................................       --       125        --
                                                              -------   -------   -------
                                                                5,427     8,527    10,566
                                                              -------   -------   -------
Income before gain on sale..................................    4,753     4,142     4,754
                                                              -------   -------   -------
Gain on sale of real estate (Note 3)........................       62     3,802       126
Gain (loss)on sale of available-for-sale securities.........       64       (12)      (14)
                                                              -------   -------   -------
                                                                  126     3,790       112
                                                              -------   -------   -------
Net income..................................................  $ 4,879   $ 7,932   $ 4,866
                                                              =======   =======   =======
Calculation of net income applicable to common stockholders:
  Net income................................................  $ 4,879   $ 7,932   $ 4,866
  Less dividends and accretion on preferred stock...........    1,247     1,044     1,037
                                                              -------   -------   -------
Net income applicable to common stockholders................  $ 3,632   $ 6,888   $ 3,829
                                                              =======   =======   =======
Weighted average number of common shares outstanding:
  Basic.....................................................    2,960     2,993     3,019
                                                              =======   =======   =======
  Diluted...................................................    2,963     3,528     3,036
                                                              =======   =======   =======
Net income per common share (Notes 2 and 8):
  Basic.....................................................  $  1.23   $  2.30   $  1.27
                                                              =======   =======   =======
  Diluted...................................................  $  1.23   $  2.25   $  1.26
                                                              =======   =======   =======
Cash distributions per share:
  Common Stock..............................................  $  1.20   $  1.20   $  1.20
                                                              =======   =======   =======
  Preferred Stock...........................................  $  1.60   $  1.60   $  1.60
                                                              =======   =======   =======

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  FOR THE THREE YEARS ENDED DECEMBER 31, 2001

                                                               ACCUMULATED
                                                                  OTHER        ACCUMULATED
                               PREFERRED   COMMON   PAID-IN   COMPREHENSIVE   UNDISTRIBUTED
                                 STOCK     STOCK    CAPITAL      INCOME        NET INCOME      TOTAL
                               ---------   ------   -------   -------------   -------------   -------
                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balances, December 31,
  1998.......................   $    --    $2,940   $30,965       $100           $ 4,490      $38,495
Distributions -- Common Stock
  ($1.20 per share)..........        --       --         --         --            (3,552)      (3,552)
Distributions -- Preferred
  Stock ($1.60 per share)....        --       --         --         --            (1,168)      (1,168)
Preferred Stock (Note 6).....    10,802       --         --         --                --       10,802
Accretion on Preferred
  Stock......................        --       --        (79)        --                --          (79)
Preferred shares converted to
  Common Stock...............        --        1          7         --                --            8
Shares issued through
  dividend reinvestment
  plan.......................        --       39        445         --                --          484
Net income...................        --       --         --         --             4,879        4,879
  Other comprehensive
     income -- net unrealized
     loss on
     available-for-sale
     securities (Note 2).....        --       --         --        (67)               --          (67)
                                                                                              -------
Comprehensive income.........        --       --         --         --                --        4,812
                                -------    ------   -------       ----           -------      -------
Balances, December 31,
  1999.......................    10,802    2,980     31,338         33             4,649       49,802
Distributions -- Common Stock
  ($1.20 per share)..........        --       --         --         --            (3,590)      (3,590)
Distributions -- Preferred
  Stock ($1.60 per share)....        --       --         --         --            (1,044)      (1,044)
Preferred Stock (Note 6).....      (109)      --         18         --                --          (91)
Shares issued through
  dividend reinvestment
  plan.......................        --       30        294         --                --          324
Net income...................        --       --         --         --             7,932        7,932
  Other comprehensive
     income -- net unrealized
     gain on
     available-for-sale
     securities (Note 2).....        --       --         --         43                --           43
                                                                                              -------
Comprehensive income.........        --       --         --         --                --        7,975
                                -------    ------   -------       ----           -------      -------
Balances, December 31,
  2000.......................    10,693    3,010     31,650         76             7,947       53,376
Distributions -- Common Stock
  ($1.20 per share)..........        --       --         --         --            (3,632)      (3,632)
Distributions -- Preferred
  Stock ($1.60 per share)....        --       --         --         --            (1,037)      (1,037)
Exercise of options..........        --       33        368         --                --          401
Shares issued through
  dividend reinvestment
  plan.......................        --       15        174         --                --          189
Net income...................        --       --         --         --             4,866        4,866
  Other comprehensive
     income -- net unrealized
     loss on
     available-for-sale
     securities (Note 2).....        --       --         --        185                --          185
                                                                                              -------
Comprehensive income.........        --       --         --         --                --        5,051
                                -------    ------   -------       ----           -------      -------
Balances, December 31,
  2001.......................   $10,693    $3,058   $32,192       $261           $ 8,144      $54,348
                                =======    ======   =======       ====           =======      =======

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $  4,879   $  7,932   $  4,866
  Adjustments to reconcile net income to net cash provided
     by operating activities:
  Gain on sale of real estate...............................       (62)    (3,802)      (126)
  Gain (loss) on sale of available-for-sale securities......       (64)        12         14
  Increase in rental income from straight-lining of rent....      (572)      (669)      (827)
  Equity in earnings of unconsolidated joint venture........        --         --        (83)
  Distribution from unconsolidated joint venture............        --         --         65
  Payments to minority interest by subsidiary...............       (13)       (32)       (23)
  Provision for valuation adjustment........................        --        125         --
  Depreciation and amortization.............................     1,645      2,356      2,900
  Changes in assets and liabilities:
  Increase in rent, interest, deposits and other
     receivables............................................       (82)      (422)      (153)
  Increase in accrued expenses and other liabilities........        95        340        131
                                                              --------   --------   --------
     Net cash provided by operating activities..............     5,826      5,840      6,764
                                                              --------   --------   --------
Cash flows from investing activities:
  Additions to real estate..................................   (11,499)   (51,994)      (152)
  Net proceeds from sale of real estate.....................       210     12,514        749
  Investment in unconsolidated joint venture................        --         --     (6,327)
  Net proceeds from sale of available-for-sale securities...     1,203        156        201
  Collection of mortgages receivable........................       228         --         --
  Purchase of available-for-sale securities.................      (885)        --       (173)
                                                              --------   --------   --------
     Net cash used in investing activities..................   (10,743)   (39,324)    (5,702)
                                                              --------   --------   --------
Cash flows from financing activities:
  Proceeds (repayments) from bank line of credit............        --     10,000    (10,000)
  Proceeds from mortgages payable...........................     5,775     20,162     13,600
  Payment of financing costs................................      (238)      (666)      (408)
  Repayment of mortgages payable............................      (528)      (789)    (1,136)
  Cash distributions -- Common Stock........................    (4,434)    (3,590)    (2,714)
  Cash distributions -- Preferred Stock.....................    (1,491)    (1,044)      (778)
  Exercise of stock options.................................        --         --        401
  Repurchase of preferred stock, which was cancelled........    (2,494)       (91)        --
  Issuance of shares through dividend reinvestment plan.....       484        324        189
                                                              --------   --------   --------
     Net cash (used in) provided by financing activities....    (2,926)    24,306       (846)
                                                              --------   --------   --------
Net (decrease) increase in cash and cash equivalents........    (7,843)    (9,178)       216
Cash and cash equivalents at beginning of year..............    19,090     11,247      2,069
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $ 11,247   $  2,069   $  2,285
                                                              ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest expense............  $  2,546   $  4,464   $  6,084
Supplemental schedule of non cash investing and financing
  activities:
  Assumption of mortgage payable in connection with purchase
     of real estate.........................................  $  1,065   $  9,015   $     --

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

NOTE 1 -- ORGANIZATION AND BACKGROUND

     One Liberty Properties, Inc. (the "Company") was incorporated in 1982 in the state of Maryland. The Company is a self-administered real estate investment trust ("REIT") which currently participates in net leasing transactions and has engaged in other real property transactions. The Company owns thirty-three properties, a leasehold position with respect to one property and is a member of a joint venture which owns one property. The thirty-five properties are located in thirteen states.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of One Liberty Properties, Inc., its wholly-owned subsidiaries and a majority-owned limited liability company. Material intercompany items and transactions have been eliminated. The Company's investment in a less than majority owned joint venture has been accounted for using the equity method. One Liberty Properties, Inc., its subsidiaries and the limited liability company are hereinafter referred to as the Company.

  USE OF ESTIMATES

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  INCOME RECOGNITION

     Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight-line basis over the initial term of the lease. Some of the leases provide for additional contingent rental revenue in the form of percentage rents and increases based on the consumer price index. The percentage rents are based upon the level of sales achieved by the lessee and are recorded once the required sales levels are reached.

  DEPRECIATION

     Depreciation of buildings is computed on the straight-line method over an estimated useful life of 40 years for commercial properties and 27 and one half years for residential properties.

  DEFERRED FINANCING COSTS

     Mortgage and credit line costs are deferred and amortized on a straight-line basis over the terms of the respective debt obligations, which approximates the effective interest method.

  FEDERAL INCOME TAXES

     The Company has qualified as a real estate investment trust under the applicable provisions of the Internal Revenue Code. Under these provisions, the Company will not be subject to federal income taxes on amounts distributed to stockholders providing it distributes substantially all of its taxable income and meets certain other conditions.

     Total distributions made during 2000 and 2001 included approximately 1% attributable to capital gains, with the balance to ordinary income.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

  INVESTMENTS IN DEBT AND EQUITY SECURITIES

     The Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each report date. At December 31, 2001, all marketable securities have been classified as available-for-sale and, as a result, are stated at fair value. Unrealized gains and losses on available-for-sale securities are recorded as accumulated other comprehensive income in the stockholders' equity section.

     The Company's investment in 30,048 common shares of BRT Realty Trust ("BRT"), a related party of the Company, (accounting for less than 1% of the total voting power of BRT), purchased at a cost of $97,000 has a fair market value at December 31, 2001 of $361,000. The net unrealized holding gain of $264,000 is excluded from earnings. In addition, the Company has invested $252,000 in various other equity securities which have a fair market value of $249,000 at December 31, 2001. The aggregate net unrealized holding loss of $3,000 on these investments is also excluded from earnings. At December 31, 2001, the cumulative unrealized gain of $261,000 on these investments is reported as accumulated other comprehensive income in the stockholders' equity section.

     Realized gains and losses are determined using the average cost method. During 2000 and 2001, sales proceeds and gross realized gains and losses on securities classified as available-for-sale were:

                                                                2000       2001
                                                              --------   --------
Sales proceeds..............................................  $156,000   $201,000
                                                              ========   ========
Gross realized losses.......................................  $(12,000)  $(17,000)
                                                              ========   ========
Gross realized gains........................................  $     --   $  3,000
                                                              ========   ========

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash and cash equivalents: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

     Notes receivable -- officer: The carrying amount of the notes receivable reported on the balance sheet is their face value. The notes carry an interest rate equal to the prime rate and thus the outstanding balance approximates the fair value.

     Investment in equity securities: Since these investments are considered "available-for-sale", they are reported in the balance sheet based upon quoted market prices.

     Mortgages payable: At December 31, 2001, the estimated fair value of the Company's mortgages payable exceeded its carrying value by $800,000, assuming a market interest rate of 7.75%.

     Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  ACCRETION ON PREFERRED STOCK

     The Company has Preferred Stock outstanding which is both redeemable and convertible. The stock was initially recorded in the financial statements at its fair value based upon the initial average trades on the American Stock Exchange. The amount by which the redemption value exceeded the carrying value was accreted using the interest method through July 1, 1999. (See Note 6.)

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

  EARNINGS PER COMMON SHARE

     Basic earnings per share was determined by dividing net income applicable to common stockholders for each year by the weighted average number of shares of Common Stock outstanding during each year.

     Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the earnings of the Company. For the years ended December 31, 1999 and 2001, diluted earnings per share was determined by dividing net income applicable to common stockholders for each year by the total of the weighted average number of shares of Common Stock outstanding plus the dilutive effect of the Company's outstanding options (3,376 and 16,498 shares for the years ended 1999 and 2001, respectively) using the treasury stock method. The Preferred Stock was not considered for the purpose of computing diluted earnings per share for the years ended December 31, 1999 and 2001 because their assumed conversion was antidilutive. For the year ended December 31, 2000, diluted earnings per share was determined by dividing net income by the total of the weighted average number of shares of Common Stock outstanding plus the dilutive effect of the Company's outstanding options (49,500 shares) plus the dilutive effect of the Company's Preferred Stock using the if-converted method.

     Various options were not included in the computation of diluted earnings per share in each year because the exercise price of these options is greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

  CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

  VALUATION ALLOWANCE ON REAL ESTATE OWNED

     The Company reviews each real estate asset owned for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement is based upon the fair market value of the asset. Real estate assets that are expected to be disposed of are valued at the lower of carrying amount or fair value less costs to sell on an individual asset basis.

  ACCOUNTING FOR LONG-LIVED ASSETS

     The Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment of Long-Lived Assets which supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, Statement No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale". The Company's management does not anticipate that the adoption of this statement will have an effect on the earnings or the financial position of the Company.

  SEGMENT REPORTING

     Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement No. 131, Disclosure About Segments of an Enterprise and Related Information. Statement No. 131 established standards for the way that public business enterprises report information about operating segments

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Virtually all of the Company's real estate assets are comprised of real estate owned that is net leased to tenants on a long-term basis. Therefore, the Company operates predominantly in one industry segment, and thus, Statement No. 131 did not have a material impact on that Company's financial statements.

  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Effective January 1, 2001 the Company adopted the Financial Accounting Standards Board Statement No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. Statement No. 137 deferred for one year the effective date of Statement No. 133, Accounting for Derivatives Instruments and Hedging Activities. Because of the Company's minimal use of derivatives, Statement No. 137 did not have a significant effect on earnings or the financial position of the Company.

  RECLASSIFICATION

     Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation.

NOTE 3 -- REAL ESTATE INVESTMENTS AND MINIMUM FUTURE RENTALS

     In November, 2001, a joint venture entered into by the Company with an affiliate of Deutsche Bank A.G., an unrelated party, acquired a megaplex stadium style theatre. The Company invested approximately $6,300,000 for its 50% participation in the joint venture. All decisions of the venture are subject to joint control. A management fee equal to 1% of rent paid by the tenant is paid to a company controlled by the Chairman of the Board of Directors and certain officers of the Company. The fee for the year ending December 31, 2001 was $1,300.

     During the year ended December 31, 2000, the Company purchased eight properties in four states for a total consideration of $61,009,000. First mortgages totaling $29,015,000 were placed on five of these properties.

     The rental properties owned at December 31, 2001 are leased under noncancellable operating leases to corporate tenants with current expirations ranging from 2002 to 2038, with certain tenant renewal rights. The majority of lease agreements are net lease arrangements which require the tenant to pay not only rent but all the expenses of the leased property including maintenance, taxes, utilities and insurance. Certain lease agreements provide for periodic rental increases and others provide for increases based on the consumer price index.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

     The minimum future rentals to be received over the next five years and thereafter on the operating leases in effect at December 31, 2001 are as follows:

                                                              (IN THOUSANDS)
Year Ending December 31,
  2002......................................................     $ 13,616
  2003......................................................       13,078
  2004......................................................       13,167
  2005......................................................       13,097
  2006......................................................       12,636
  Thereafter................................................       98,572
                                                                 --------
     Total..................................................     $164,166
                                                                 ========

     At December 31, 2001, the Company has recorded an unbilled rent receivable aggregating $2,442,000, representing rent reported on a straight-line basis in excess of rental payments required under the initial term of the respective leases. This amount is to be billed and received pursuant to the lease terms over the next sixteen years. The minimum future rentals presented above include amounts applicable to the repayment of these unbilled rent receivables.

     For the year ended December 31, 2001, one tenant generated revenues of 11.4% of the Company's total revenues. This tenant, who occupies an entire flex building, generated $1,746,000 in rental revenue. The initial term of the tenant's lease expires December 31, 2014.

  SALES OF REAL ESTATE

     In May and August, 2001, the Company sold two properties for a total sales price of $800,000 and recognized a net gain of $126,000.

     On October 20, 2000, the Company sold the thirteen locations it owned in Michigan that were net leased to Total Petroleum, Inc. The gross sales price was $12,000,000 which resulted in a gain of $3,603,000 for financial statement purposes. The Company did not realize a gain for federal income tax purposes on the sale in accordance with Internal Revenue Section 1031.

     In February and May, 2000, the Company sold two properties for a total sales price of $890,000 and recognized gains totaling $199,000.

     In July 1999, the Company sold a property for a sales price of $225,000 and recognized a gain of $62,000.

     Included in other income for the year ended December 31, 1999 is $793,000 which represents the return to the Company of unused escrow funds by the escrow agent pursuant to the lease agreement with Total Petroleum, Inc. (entered into in 1991).

NOTE 4 -- PROVISION FOR VALUATION ADJUSTMENT

     During the year ended December 31, 2000, the Company determined that the estimated fair value of two properties were lower than their carrying amounts and thus, the Company recorded a $125,000 provision for the differences. The $125,000 provision was recorded as a direct write-down of the respective investments on the balance sheet and depreciation was calculated using the new basis.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

NOTE 5 -- DEBT OBLIGATIONS

  MORTGAGES PAYABLE

     At December 31, 2001, there are twenty-three outstanding mortgages payable, all of which are secured by first liens on individual real estate investments with an aggregate carrying value of $116,453,000 before accumulated depreciation. The mortgages bear interest at rates ranging from 6.9% to 9.1%, and mature between 2002 and 2017. The weighted average interest rate was 7.6%, 7.7% and 8% for the years ended December 31, 1999, 2000 and 2001, respectively.

     Scheduled principal repayments during the next five years and thereafter are as follows:

                                                              (IN THOUSANDS)
Year Ending December 31,
  2002......................................................     $ 2,493
  2003......................................................      10,000
  2004......................................................       4,092
  2005......................................................       9,367
  2006......................................................       8,741
  2007 and thereafter.......................................      41,894
                                                                 -------
     Total..................................................     $76,587
                                                                 =======

  LINE OF CREDIT

     On March 24, 2000 the Company entered into an agreement with European American Bank ("EAB") to provide for a two year $15,000,000 revolving credit facility ("Facility"). EAB merged into Citibank NA and accordingly, Citibank, successor to EAB is hereafter referred to as the "Bank". The Facility provides that the Company pay interest at the Bank's prime rate on funds borrowed and an unused facility fee of 1/4%. The Company paid $175,000 in fees and closing costs which are being amortized over the term of the loan. The Company has exercised an option to extend the term for one year until March 24, 2003. The Facility is guaranteed by all of the Company's subsidiaries which own unencumbered properties and the shares of all the subsidiaries are pledged as collateral. The Company has agreed that it and its affiliates will maintain on deposit with the Bank at least 10% of the average outstanding annual principal balance of take downs under the Facility. If minimum balances are not maintained by the Company and its affiliates, a deficiency fee is charged to the Company.

     The Facility is available to finance the acquisition of commercial real estate. The Company is required to comply with certain covenants. Net proceeds received from the sale or refinance of properties are required to be used to repay amounts outstanding under the Facility if proceeds from the Facility were used to purchase the property.

NOTE 6 -- REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Preferred Stock has the following rights, qualifications and conditions: (i) a cumulative dividend preference of $1.60 per share per annum;
(ii) a liquidation preference of $16.50 per share; (iii) a right to convert each share of Preferred Stock at any time into .825 of a share of Common Stock; (iv) redeemable by the Company at $16.50 per share; and (v) one-half vote per share.

     Pursuant to the Company's certificate of incorporation, as amended, each preferred shareholder of the Company had a one-time right to "put" the Preferred Stock to the Company at $16.50 per share for a period of ninety (90) days commencing July 1, 1999. During this period, preferred shareholders "put" 137,268

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES preferred shares to the Company for a total payment by the Company of $2,265,000. The preferred shareholders no longer have any rights to "put" their shares to the Company.

     During the years ended December 31, 1999 and 2000 the Company repurchased 13,950 and 6,600 shares of Preferred Stock for an aggregate consideration of $228,000 and $91,000, respectively.

NOTE 7 -- RELATED PARTY TRANSACTIONS

     At December 31, 2000 and 2001, Gould Investors L.P. ("Gould"), a related party, owned 542,397 shares of the common stock of the Company or approximately 18% of the equity interest and held approximately 16% of the voting rights.

     Gould charged the Company $248,000, $272,000 and $351,000 during the years ended December 31, 1999, 2000 and 2001, respectively, for allocated general and administrative expenses and payroll based on time incurred by various employees.

     The Company paid a company controlled by the Chairman of the Board of Directors and certain officers of the Company 1% brokerage fees totaling $102,000, $200,000 and $136,000 during the years ended December 31, 1999, 2000 and 2001 relating to mortgages placed on five, three and two of the Company's properties, respectively. These fees were deferred and are being amortized over the lives of the respective loans. During the years ended December 31, 2000 and 2001, this controlled company was paid fees of $4,000 and $12,500, respectively, for supervision of improvements and repairs to properties and was paid a brokerage fee of $300,000 relating to the sale of the Total Petroleum properties during the year ended December 31, 2000.

     In 1999 and 2000, the Company made loans aggregating $240,000 to its current president providing for an interest rate equal to the prime rate and maturing in December, 2004. These loans are secured by shares of the Company purchased with the proceeds and personally guaranteed by him and his wife. The outstanding loan balance at December 31, 2001 is $167,000.

     During October 1998 and prior to his being employed by the Company, Gould made a $350,000 loan to the current president and his wife which matured in October, 2001 and was repaid by December 31, 2001. The loan was secured by interests in several real estate partnerships in which Gould and the Company are the majority partners, and the wife of the Company's president is the minority partner. The loan bore interest at 9% and was personally guaranteed.

     The minority partner of a limited liability company, which is consolidated within these financial statements, is the wife of the current president. This entity purchased real estate in March 1998, prior to the current president being employed by the Company.

NOTE 8 -- STOCK OPTIONS

     On November 17, 1989, the directors of the Company adopted the 1989 Stock Option Plan. Stock options under the 1989 Stock Option Plan are granted at per share amounts at least equal to their fair market value at the date of grant. A maximum of 225,000 common shares were reserved for issuance under the 1989 Stock Option Plan, of which none are available for grant at December 31, 2001.

     On December 6, 1996, the directors of the Company adopted the 1996 Stock Option Plan (Incentive/ Nonstatutory Stock Option Plan). Incentive stock options are granted at per share amounts, at least equal to their fair market value at the date of grant, whereas for nonstatutory stock options the exercise price may be any amount determined by the Board of Directors. Options granted under the Plan will expire no later than ten years after the date on which the option is granted. The options granted under the Plans are cumulatively exercisable at a rate of 25% per annum, commencing six months after the date of grant, and expire five years after the date of grant. A maximum of 225,000 shares of common stock of the Company (which includes

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

100,000 additional shares which were approved by the Company's shareholders as an amendment to the Plan at the 2001 annual meeting of stockholders) are reserved for issuance to employees, officers, directors, consultants and advisors to the Company, of which 85,000 are available for grant at December 31, 2001.

     Changes in the number of common shares under all option arrangements are summarized as follows:

                                                   YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------
                                            1999             2000             2001
                                       --------------   --------------   --------------
Outstanding at beginning of period...      80,500          128,000          177,500
Granted..............................      47,500           49,500           57,500
Option prices........................     $12.375          $11.125           $12.19
Exercisable at end of period.........      62,250          106,625          122,850
Exercised............................          --               --          (32,400)
Expired..............................          --               --               --
Outstanding at end of period.........     128,000          177,500          202,600
Option price per share outstanding...  $12.375-$14.50   $11.125-$14.50   $11.125-$14.50

     As of December 31, 2001, the outstanding options had a weighted average remaining contractual life of approximately 2.41 years and a weighted average exercise price of $12.62.

     The Company adopted Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The alternative fair value accounting provided for under FASB No. 123, Accounting for Stock-Based Compensation, is not applicable because it requires use of option valuation models that were not developed for use in valuing employee stock options.

     Pro forma information regarding net income and earnings per share is required by FASB No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 2000 and 2001, respectively: risk free interest rate of 6.41%, 5.22% and 4.06%, dividend yield of 9.7%, 11.03% and 10.07%, volatility factor of the expected market price of the Company's Common Stock based on historical results of .116, .135 and 1.41; and expected lives of 5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Had the fair value method of accounting been applied to the Company's stock plan, which requires recognition of compensation cost ratably over the vesting period, pro forma net income applicable to common stockholders would have been $3,610,000 which would result in pro forma earnings of $1.22 per share in 1999. The Company has elected not to present pro forma information for 2000 and 2001 because the impact on the reported net income and earnings per share is immaterial.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

NOTE 9 -- DISTRIBUTION REINVESTMENT PLAN

     In May, 1996, the Company implemented a Distribution Reinvestment Plan (the "Plan"). The Plan provides owners of record of 100 shares or more of its common and/or preferred stock the opportunity to reinvest cash distributions in newly-issued common stock of the Company at a five percent discount from the market price. No open market purchases are made under the Plan. During the years ended December 31, 2000 and 2001, the Company issued 30,532 and 15,098 common shares, respectively, under the Plan.

NOTE 10 -- INCOME TAXES (UNAUDITED)

     The Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, commencing with its taxable year ended December 31, 1983. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal, state and local income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal, state and local income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income.

 RECONCILIATION BETWEEN FINANCIAL STATEMENT NET INCOME AND FEDERAL TAXABLE
 INCOME

     The following table reconciles financial statement net income to federal taxable income for the years ended December 31, 1999, 2000 and 2001 (amounts in thousands):

                                                             1999     2000       2001
                                                            ACTUAL   ACTUAL    ESTIMATE
                                                            ------   -------   --------
Net income................................................  $4,879   $ 7,932    $4,866
Straight line rent adjustments............................    (572)     (669)     (827)
Financial statement gain on sale in excess of tax gain....    (129)   (3,745)      (69)
Rent received in advance..................................      --       127       101
Financial statement provision for valuation adjustment....      --       125        --
Financial statement depreciation in excess of tax.........      --        --        85
Other adjustments.........................................     (11)       (4)       (2)
                                                            ------   -------    ------
Federal taxable income....................................  $4,167   $ 3,766    $4,154
                                                            ======   =======    ======

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

 RECONCILIATION BETWEEN CASH DIVIDENDS PAID AND DIVIDENDS PAID DEDUCTION

     The following table reconciles cash dividends paid with the dividends paid deduction for the years ended December 31, 1999, 2000 and 2001 (amounts in thousands):

                                                           1999      2000      2001
                                                          -------   -------   -------
Cash dividends paid.....................................  $ 4,720   $ 4,634   $ 4,669
Dividend reinvestment plan(1)...........................       20        18        12
                                                          -------   -------   -------
                                                            4,740     4,652     4,681
Less: Dividends designated to prior years...............   (3,094)   (2,521)   (1,645)
Plus: Dividends designated from following year..........    2,521     1,645     1,128
                                                          -------   -------   -------
Dividends paid deduction(2).............................  $ 4,167   $ 3,776   $ 4,164
                                                          =======   =======   =======

---------------

(1) Amount reflects the 5% discount on the Company's common shares purchased through the dividend reinvestment plan.

(2) Dividends paid deduction is higher than federal taxable income in 2000 and 2001 so as to account for adjustments made to federal taxable income as a result of the alternative minimum tax.

NOTE 11 -- QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                       QUARTER ENDED
                                      -----------------------------------------------         TOTAL
                                      MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31        FOR YEAR
                                      --------   -------   ------------   -----------        --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
2000
Revenues............................   $2,559    $3,295       $3,356        $3,459           $12,669
Net income..........................    1,140     1,156        1,081         4,555(b)(c)       7,932
Net income applicable to common
  stockholders......................      878       894          820         4,296(b)(c)       6,888
Net income per common share:
  Basic.............................      .29       .30          .27          1.43              2.30(a)
  Diluted...........................      .29       .30          .27          1.29              2.25(a)

                                                       QUARTER ENDED
                                      -----------------------------------------------         TOTAL
                                      MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31        FOR YEAR
                                      --------   -------   ------------   -----------        --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
2001
Revenues............................   $3,784    $3,882       $3,798        $3,856           $15,320
Net income..........................    1,186     1,163        1,303         1,214             4,866
Net income applicable to common
  stockholders......................      927       904        1,044           954             3,829
Net income per common share:
  Basic.............................      .31       .30          .35           .32              1.27(a)
  Diluted...........................      .31       .30          .34           .31              1.26(a)

---------------

(a) Calculated on weighted average shares outstanding for the year.

(b) Net income reflects a provision for valuation adjustment of real estate amounting to $125 for the quarter ending December 31, 2000.

(c) Includes $3,603, (or $1.20 and $1.06 per common share, basic and diluted, respectively) from the sale of the Total Petroleum properties. See Note 3.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                  FRIEDMAN BILLINGS RAMSEYFFERRIS, BAKER WATTS
                                                            Incorporated

                                          , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                              AMOUNT
                                                              ------
SEC registration fee........................................  $4,367
Transfer agent and registrar fee............................    *
Printing expenses...........................................    *
Accountant fees.............................................    *
American Stock Exchange additional listing fee..............    *
Counsel fees................................................    *
NASD filing fee.............................................   5,247
Miscellaneous...............................................    *
                                                              ------
     Total..................................................    *
                                                              ======

---------------

* to be completed by amendment

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our charter and by-laws provide that each of our directors, officers and employees will be indemnified by us to the full extent permitted by the General Corporation Laws of the State of Maryland, now or hereafter in force. Our charter provides that to the maximum extent that Maryland law in effect from time to time permits the limitation of liability of directors and officers, no director or officer will be liable to us or our stockholders for money damages. We do not maintain officers and directors liability insurance.

ITEM 16.  EXHIBITS.

EXHIBIT                          DESCRIPTION
-------                          -----------
1.1+     Form of Underwriting Agreement
4.1      Form of Common Stock Certificate
5.1+     Opinion of McCarter & English, LLP
8.1+     Tax Opinion of McCarter & English, LLP
10.1*    Credit Agreement between Registrant and European American
         Bank
10.2**   Operating Agreement for OLP Holdings, LLC for the joint
         venture between OLP Theatres LLC and Greenwood Properties,
         Corp., as amended
10.3     Lease Agreement between OLP Hauppauge LLC and L-3
         Communications Corporation
10.4     One Liberty Properties, Inc. 1989 Stock Option Plan
10.5     One Liberty Properties, Inc. 1996 Stock Option Plan
10.6     One Liberty Properties, Inc. Pension Plan
10.7+    Amended and Restated Operating Agreement between the
         Registrant and Elpans LLC
10.8     Lease Agreement between the Registrant and The ESAB Group,
         Inc., as amended
10.9     Secured Promissory Notes of Jeffrey Fishman dated December
         21, 1999, January 20, 2000 and February 29, 2000
23.1     Consent of Ernst & Young LLP
23.2     Consent of McCarter & English, LLP (contained in Exhibit
         5.1)
23.3     Consent of Patrick J. Callan, Jr.
24.1     Powers of Attorney (included on signature page of
         registration statement)

---------------

 * Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Form 8-K filed on March 31, 2000 and incorporated herein by reference.

** Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Form 8-K filed on April 22, 2002 and incorporated herein by reference.

 + To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Great Neck, New York, on the 19th day of April 2002.

                                          ONE LIBERTY PROPERTIES, INC.

                                          By:      /s/ JEFFREY FISHMAN
                                            ------------------------------------
                                                      Jeffrey Fishman
                                                         President

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the 19th day of April, 2002. Each person whose signature appears below hereby constitutes and appoints Jeffrey Fishman and Jeffrey Gould, or either of them, as such person's true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person's name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

                    SIGNATURE                                              TITLE
                    ---------                                              -----
               /s/ FREDRIC H. GOULD                          Chairman of the Board of Directors
 ------------------------------------------------
                 Fredric H. Gould


               /s/ JEFFREY FISHMAN                         President and Chief Executive Officer
 ------------------------------------------------
                 Jeffrey Fishman


               /s/ JOSEPH A. AMATO                                        Director
 ------------------------------------------------
                 Joseph A. Amato


              /s/ CHARLES BIEDERMAN                                       Director
 ------------------------------------------------
                Charles Biederman


                /s/ JAMES J. BURNS                                        Director
 ------------------------------------------------
                  James J. Burns


                /s/ JEFFREY GOULD                                         Director
 ------------------------------------------------
                  Jeffrey Gould


                /s/ MATTHEW GOULD                                         Director
 ------------------------------------------------
                  Matthew Gould

                    SIGNATURE                                              TITLE
                    ---------                                              -----


                /s/ ARTHUR HURAND                                         Director
 ------------------------------------------------
                  Arthur Hurand


                /s/ MARSHALL ROSE                                         Director
 ------------------------------------------------
                  Marshall Rose


               /s/ DAVID W. KALISH                               Senior Vice President and
 ------------------------------------------------                 Chief Financial Officer
                 David W. Kalish

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
-------                           -----------
 4.1      Form of Common Stock Certificate
10.3      Lease Agreement between OLP Hauppauge, LLC and L-3
          Communications Corporation
10.4      One Liberty Properties, Inc. 1989 Stock Option Plan
10.5      One Liberty Properties, Inc. 1996 Stock Option Plan
10.6      One Liberty Properties, Inc. Pension Plan
10.8      Lease Agreement between the Registrant and The ESAB Group,
          Inc., as amended
10.9      Secured Promissory Notes of Jeffrey Fishman dated December
          21, 1999, January 20, 2000 and February 29, 2000
23.1      Consent of Ernst & Young LLP
23.3      Consent of Patrick J. Callan, Jr.